    As Filed with the Securities and Exchange Commission on February 28, 2003
================================================================================

                                                 Registration File No. 333-06071
                                                                       811-04235

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 ---------------

                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [ ]

                         PRE-EFFECTIVE AMENDMENT NO.                       [ ]

                       POST-EFFECTIVE AMENDMENT NO. 21                     [X]

                                     and/or

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                 ACT OF 1940                               [ ]

                               AMENDMENT NO. 1                             [X]

                        (Check appropriate box or boxes.)

                         MONYAMERICA VARIABLE ACCOUNT L
                           (Exact name of registrant)

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                               (Name of depositor)
                                  1740 Broadway
                            New York, New York 10019
              (Address of depositor's principal executive offices)
        Depositor's Telephone Number, including Area Code: (212) 708-2000

        Haroula K. Ballas, Esq.                             Copy to:
         Counsel - Operations                         Stephen E. Roth, Esq.
      MONY Life Insurance Company                Sutherland Asbill & Brennan LLP
             1740 Broadway                       1275 Pennsylvania Avenue, N.W.
       New York, New York 10019                     Washington, DC 20004-2415
(Name and address of agent for service)

It is proposed that this filing will become effective (check appropriate box)

     [ ] immediately upon filing pursuant to paragraph (b).
     [ ] on             pursuant to paragraph (b).
            -----------
     [ ] 60 days after filing pursuant to paragraph (a)(1).
     [X] on May 1, 2003 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                 ---------------

                      Title of Securities Being Registered:
      Units of Interest in a Separate Account under Flexible Variable Life
                              Insurance Contracts

                         MONY AMERICA VARIABLE ACCOUNT L
                                   PROSPECTUS
                            DATED MAY 1, 2003 FOR THE
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                                    Issued by
                     MONY Life Insurance Company of America
                                  1740 Broadway
                            New York, New York 10019

This prospectus describes an individual flexible premium variable life insurance policy offered by MONY Life Insurance Company of America ("we," "us," "our," or the "Company"). We designed the Policy for use in corporate owned life insurance programs, and offer it to corporations and to similar organizations operating under the banking laws of the United States or one or more states of the United States. The Policy provides life insurance protection and premium flexibility.

We offer two death benefit options under the Policy. We guarantee that your death benefit will never be less than the amount specified in your Policy adjusted by any requested increases or decreases in your insurance protection, and less any Outstanding Debt you owe us.

Investments (premium payments) may accumulate on a variable basis, fixed basis, or both. If you choose the variable option, we will invest your premium payments in your choice of subaccounts of our variable account. Each subaccount invests in shares of the following portfolios:

The Alger American Fund
    .   Alger American Balanced Portfolio
    .   Alger American MidCap Growth Portfolio

Dreyfus Investment Portfolios
    .   Dreyfus Small Cap Stock Index Portfolio

The Dreyfus Socially Responsible Growth Fund, Inc.
    .   Dreyfus Socially Responsible Growth Portfolio

Dreyfus Stock Index Fund
    .   Dreyfus Stock Index Portfolio

Dreyfus Variable Investment Fund
    .   Dreyfus Appreciation Portfolio
    .   Dreyfus International Value Portfolio
    .   Dreyfus Small Company Stock Portfolio

Enterprise Accumulation Trust
    .   Enterprise Equity Portfolio
    .   Enterprise Growth Portfolio
    .   Enterprise High Yield Bond Portfolio
    .   Enterprise International Growth Portfolio
    .   Enterprise Managed Portfolio
    .   Enterprise Small Company Growth Portfolio
    .   Enterprise Small Company Value Portfolio
    .   Enterprise Total Return Portfolio

Fidelity Variable Insurance Products
    .   Fidelity VIP Growth Portfolio

    .   Fidelity VIP Contrafund(R) Portfolio
    .   Fidelity VIP Growth Opportunities Portfolio
    .   Fidelity VIP Asset Manager(SM) Portfolio
    .   Fidelity VIP Growth and Income Portfolio

INVESCO Variable Investment Funds, Inc.
    .   INVESCO VIF Financial Services Portfolio
    .   INVESCO VIF--Health Sciences Portfolio
    .   INVESCO VIF--Telecommunications Portfolio

Janus Aspen Series
    .   Janus Aspen Series Capital Appreciation Portfolio
    .   Janus Aspen Series Aggressive Growth Portfolio
    .   Janus Aspen Series Flexible Income Portfolio
    .   Janus Aspen Series International Growth Portfolio
    .   Janus Aspen Series Strategic Value Portfolio
    .   Janus Aspen Series Worldwide Growth Portfolio

Lord Abbett Series Fund
    .   Lord Abbett Mid-Cap Value Portfolio

MFS(R) Variable Insurance Trust(SM)
    .   MFS New Discovery Portfolio
    .   MFS Total Return Portfolio
    .   MFS Utilities Portfolio

MONY Series Fund, Inc.
    .   MONY Government Securities Portfolio
    .   MONY Intermediate Term Bond Portfolio
    .   MONY Long Term Bond Portfolio
    .   MONY Money Market Portfolio

PIMCO Variable Insurance Trust
    .   PIMCO Real Return Portfolio

T. Rowe Price Equity Series, Inc.
    .   T. Rowe Price Equity Income Portfolio
    .   T. Rowe Price New America Growth Portfolio
    .   T. Rowe Price Personal Strategy Balanced Portfolio
    .   T. Rowe Price Limited-Term Bond Portfolio
    .   T. Rowe Price Prime Reserve Portfolio
    .   T. Rowe Price International Stock Portfolio

The Universal Institutional Funds, Inc.
    .   Morgan Stanley UIF Equity Growth Portfolio
    .   Morgan Stanley UIF Core Plus Fixed Income Portfolio
    .   Morgan Stanley UIF Value Portfolio
    .   Morgan Stanley UIF Emerging Markets Debt Portfolio
    .   Morgan Stanley UIF Global Value Equity Portfolio
    .   Morgan Stanley UIF U.S. Real Estate Portfolio

Van Eck Worldwide Insurance Trust
    .   Van Eck Worldwide Bond Portfolio
    .   Van Eck Worldwide Emerging Markets Portfolio
    .   Van Eck Worldwide Hard Assets Portfolio

You bear the investment risk if you allocate your premium payments to the variable account. If you choose the fixed option, we will invest your premium payments in the guaranteed interest account where your payments will grow at an effective annual rate of at least 4.0%. We take the investment risk of premium payments allocated to the guaranteed interest account.

The amount of life insurance may, and your Policy's value will, depend on the investment experience of the options you choose.

If you already own a life insurance policy, it might not be to your advantage to replace your existing insurance coverage with this Policy or to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy.

An investment in this Policy is not a bank deposit. Neither the U.S. government nor any governmental agency insures or guarantees your investment in the Policy.

The Securities and Exchange Commission (the "SEC") has not approved or disapproved this Policy or determined that this prospectus is accurate or complete. Anyone who tells you otherwise is committing a federal crime.

                                TABLE OF CONTENTS

BENEFITS AND RISKS SUMMARY .....................................................      1
  Policy Benefits ..............................................................      1
    Life Insurance Protection ..................................................      1
    Cash Benefits ..............................................................      1
    Variety of Investment Options ..............................................      2
    Dollar-Cost Averaging ......................................................      2
    Portfolio Rebalancing ......................................................      3
    Supplemental Insurance Benefits ............................................      3
  Policy Risks .................................................................      3
    Possible Adverse Tax Consequences ..........................................      3
    Termination ................................................................      3
    Partial Surrender Limitations ..............................................      4
    Effects of Policy Loans ....................................................      4
    Policy Only is Suited for Long-Term Investment .............................      4
  Portfolio Risks ..............................................................      4
    Fee Table ..................................................................      5
MONY LIFE INSURANCE COMPANY OF AMERICA .........................................      9
MONY AMERICA VARIABLE ACCOUNT L ................................................      9
  Changes To The Variable Account ..............................................      9
THE PORTFOLIOS .................................................................     10
  Your Right To Vote Portfolio Shares ..........................................     15
  Disregard Of Voting Instructions .............................................     16
THE GUARANTEED INTEREST ACCOUNT ................................................     16
THE POLICY .....................................................................     17
  Applying for a Policy ........................................................     17
  Temporary Insurance Coverage .................................................     18
  Policy Date ..................................................................     18
  Backdating ...................................................................     18
  Underwriting .................................................................     18
  Owner ........................................................................     19
  Right To Examine A Policy - Right To Return Policy Period ....................     19
PREMIUMS .......................................................................     19
  General ......................................................................     19
  Initial Premium ..............................................................     19
  Case Premiums ................................................................     20
  Tax-Free "Section 1035" Exchanges ............................................     20
  Scheduled Premiums ...........................................................     20
  Unscheduled Premiums .........................................................     21
  Repayment Of  Outstanding Debt ...............................................     21
  Allocating Net Premiums ......................................................     21
HOW YOUR ACCOUNT VALUE VARIES ................................................       22
  Account Value ................................................................     22
  Surrender Value ..............................................................     22
  Subaccount Values ............................................................     22

  Subaccount Unit Value ........................................................   22
  Guaranteed Interest Account Value ............................................   23
TRANSFERS ......................................................................   23
  Transfers By Third Parties ...................................................   24
DEATH BENEFITS .................................................................   24
  Amount Of Death Benefit Proceeds Payable .....................................   24
  Death Benefit Options ........................................................   25
  How We Determine The Death Proceeds ..........................................   27
  Changing Death Benefit Options ...............................................   27
  Changing The Target Death Benefit ............................................   28
  Increases ....................................................................   28
  Decreases ....................................................................   29
OPTIONAL INSURANCE BENEFITS ....................................................   30
  Adjustable Term Insurance Rider ..............................................   30
  Enhanced Cash Value Rider ....................................................   31
  Guaranteed Death Benefit Rider ...............................................   32
  Maturity Extension Rider .....................................................   33
SURRENDERS AND PARTIAL SURRENDERS ..............................................   33
  Surrender ....................................................................   33
  Partial Surrender ............................................................   33
LOANS ..........................................................................   34
  Effect Of Loans ..............................................................   35
TERMINATION ....................................................................   35
  General ......................................................................   35
  Amounts you must pay to prevent lapse ........................................   35
  A Policy Will Remain In Effect During the Grace Period .......................   36
  Reinstatement ................................................................   36
PAYMENTS .......................................................................   37
CHARGES AND DEDUCTIONS .........................................................   37
  Deductions From Premiums .....................................................   38
  Deductions From Account Value--The Monthly Deductions ........................   39
  Transaction and Other Charges ................................................   42
  Corporate Purchasers - Reduction of Charges ..................................   42
TAX CONSIDERATIONS .............................................................   43
  Introduction .................................................................   43
  Tax Status of the Policy .....................................................   43
  Tax Treatment of Policy Benefits .............................................   44
  Our Income Taxes .............................................................   46
OTHER POLICY INFORMATION .......................................................   46
  Right to Exchange Policy .....................................................   46
  Misstatement of Age or Gender ................................................   46
  Suicide Exclusion ............................................................   47
  Incontestability .............................................................   47
  Settlement Options ...........................................................   47
  Legal Proceedings ............................................................   47
ADDITIONAL INFORMATION .........................................................   47

  Distribution Of The Policy ...................................................   47
  Other Information ............................................................   48
POLICY ILLUSTRATIONS ...........................................................   48
PERFORMANCE INFORMATION ........................................................   48
FINANCIAL STATEMENTS ...........................................................   49
GLOSSARY .......................................................................   50
STATEMENT OF ADDITIONAL INFORMATION ............................................   52

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

                           BENEFITS AND RISKS SUMMARY

This summary provides you with a brief overview of the benefits and risks associated with the Policy. You should read the entire Prospectus before purchasing the Policy. Important details regarding the Policy are contained in other sections of this Prospectus. If you are purchasing this Policy as part of qualified plan, please consider all the features of this Policy. This Policy, as your plan, provides tax-deferral. Please consult your agent and refer to your Policy for details. For your convenience, we have defined certain terms we use in the Glossary at the end of the Prospectus.

Policy Benefits

Life Insurance Protection

..    The Policy provides a means for Owners to accumulate life insurance on the lives of key employees. Proceeds under the Policy can pass free of federal and state income tax at the death of an Insured.

..    We will pay a Death Benefit to the Beneficiary after the death of an
     Insured while a Policy is in effect and before the Insured's 95/th/ birthday. There are three decisions you must make about the Death Benefit. First, when you apply for your Policy, you must decide which death benefit compliance test you would like - the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test. Second, you must decide how much life insurance coverage (the Specified Amount and any term insurance you add by rider) you need on each Insured's life. Finally, you must choose a Death Benefit option.

..    We offer two Death Benefit options. Under Option 1, the Death Benefit equals the greater of: (1) the Specified Amount in force on the Insured's date of death, plus any increase in Account Value since the last Monthly Anniversary Day, plus any term insurance you may have added by rider; or
     (2) the Cash Value (plus any Enhanced Cash Value) on the date of death multiplied by a death benefit percentage. Under Option 2, the Death Benefit equals the greater of: (1) the Specified Amount in force on the Insured's date of death, plus the Account Value on the date of death, plus any term insurance you may have added by rider; or (2) the Cash Value (plus any Enhanced Cash Value) on the date of death multiplied by a death benefit percentage.

..    You may change the Specified Amount and the Death Benefit option that you selected.

..    During the grace period, your Policy (including the Death Benefit) will remain in effect subject to certain conditions.  See "Termination."

Cash Benefits

..    You may borrow against your Policy for up to 90% of Account Value less any
     Outstanding Debt on the date of the loan. If you do, we will transfer an amount equal to the loan from the Subaccounts and the Guaranteed Interest Account to the Loan Account as collateral for the loan. We charge interest on the loan, and we credit interest on amounts in the Loan Account. We deduct Outstanding Debt (i.e., the amount of your loan plus interest due) from Death Benefit Proceeds and from the amount you receive at surrender. A loan may have tax consequences.

..    You may request a partial surrender at any time. Partial surrenders must be for at least $500. A partial surrender may decrease the Specified Amount and may decrease your Death Benefit. Also, a partial surrender may have tax consequences.

..    You can surrender your Policy at any time for its Cash Value, plus any increase in Cash Value added by the Enhanced Cash Value Rider, less any Outstanding Debt. A surrender may have tax consequences.

..    You decide how we pay Proceeds under the Policy. We may pay the Cash Value and the Death Benefit Proceeds as a lump sum or under one of our settlement options.

Variety of Investment Options

..    After we deem the right to return policy period to have ended, you may allocate Net Premiums (your premium payment less the deductions we take) among the Subaccounts and the Guaranteed Interest Account.

..    The Subaccounts invest in a wide variety of Funds that cover a broad spectrum of investment objectives and risk tolerances. Amounts invested in the Subaccounts will go up and down in value depending on the investment experience of the Fund portfolio in which the Subaccount invested.

..    The Guaranteed Interest Account is part of our General Account. We will credit interest at an effective annual rate of at least 4.0% on amounts invested in the Guarantee Interest Account.

..    As your needs or financial goals change, you can change your investment mix. You may transfer Account Value among any of the Subaccounts or between the Subaccounts and the Guaranteed Interest Account while continuing to defer current income taxes.

Dollar-Cost Averaging

..    Under our dollar-cost averaging program, you may transfer Account Value on a monthly or quarterly basis from the MONY Series Fund, Inc. Money Market Subaccount to any other Subaccount through written request or other method acceptable to us. By investing the same amount on a regular basis, concerns about the market could be lessened. This strategy, however, does not guarantee that any Fund will gain in value, and does not protect against a decline in value if market prices fall.

Portfolio Rebalancing

..    Our portfolio rebalancing program may help prevent a well-conceived investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages you originally selected to shift. With this program, you may instruct us to periodically reallocate values in your Policy. The program, however, does not guarantee a gain or protect against an investment loss.

Supplemental Insurance Benefits

..    You may add additional insurance and other benefits to your Policy by rider. Please see "Other Benefits" for a description of the other optional benefits that we offer.

Policy Risks

Possible Adverse Tax Consequences

..    We expect that the Policy will generally be deemed a life insurance contract under federal tax law, and that the Death Benefit paid to the Beneficiary will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to Policies issued on a substandard basis.

..    Depending on the total amount of premiums you pay, the contract may be treated as a modified endowment contract (MEC) under federal tax laws. If this occurs, partial or full surrenders, pledges, as well as Policy loans, will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on certain full and partial surrenders, pledges and loans. If the Policy is not treated as a MEC, full and partial surrenders will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

..    New tax reporting and information maintenance regulations may apply to the
     Policy. For further information, see the discussion under the heading "Tax Shelter Regulations in Tax Considerations."

Termination

..    If the value of a Policy can no longer cover the Policy's monthly deduction and any loan interest due, the Policy will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and charges reduce Account Value to too low an amount and/or if the investment experience of your selected Subaccounts is unfavorable, then the Policy could terminate. In that case, the Owner will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, the Policy will terminate without value; all rights and benefits under the Policy, including insurance coverage, will end.
     After termination, you may reinstate your Policy within five years subject to certain conditions.

Partial Surrender Limitations

..    The minimum partial surrender amount is $500 (plus its applicable partial surrender fee). Partial surrenders may reduce the Death Benefit and the Specified Amount under your Policy, and will reduce your Account Value in the Subaccounts and Guaranteed Interest Account. Federal income taxes and a penalty tax may apply to partial surrenders.

Effects of Policy Loans

..    A Policy loan, whether or not repaid, will affect your Policy's value over time because we transfer the amount of the loan from the Subaccounts and/or the Guaranteed Interest Account to the Loan Account and hold it as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts and does not participate in the interest credited to the Guaranteed Interest Account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the performance of the Subaccounts and the extent, if any, of the difference in the interest rates credited to the Guaranteed Interest Account and the Loan Account, the effect could be favorable or unfavorable.

..    A Policy loan also reduces Death Benefit Proceeds. A loan could make it more likely that a Policy would terminate. There is a risk that the loan will reduce your Cash Value to an amount that will cause a Policy will lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid your Policy's termination without value and the end of insurance coverage.

Policy Only is Suited for Long-Term Investment

..    We designed the Policy to meet long-term financial goals. You should not purchase this Policy if you intend to surrender all or part of your Account Value in the near future.

Portfolio Risks

Your Policy's value will depend upon the investment performance of the Fund portfolios and allocation percentages you choose. If those portfolios perform poorly, the value of a Policy will decrease. Values allocated to the portfolios are not guaranteed. Because we continue to deduct charges from Account Value, if investment results are too low, the Account Value of your Policy may fall to zero. In that case, the Policy will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. On the other hand, if investment experience is sufficiently favorable and you have kept your Policy in force for a substantial time, you may be able to draw upon Account Value through partial surrenders and Policy loans. Poor investment performance may also lower the amount of the Death Benefit payable under the Policy. The Funds provide a comprehensive description of the risks of each portfolio in their prospectuses.

Fee Table

The following tables describe the fees and expenses that you may pay when buying and owning the Policy. If the amount of the charge depends on the personal characteristics of the Insured, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of an Insured with the characteristics set forth below. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that you will pay when buying the Policy, paying premiums, making cash withdrawals, transferring Account Value among the Subaccounts and the Guaranteed Interest Account, or taking a loan.

------------------------------------------------------------------------------------------------------------------------------
                                                      Transaction Fees
------------------------------------------------------------------------------------------------------------------------------
     Charge                         When Charge is Deducted                            Maximum Guaranteed Charge/1/
------------------------------------------------------------------------------------------------------------------------------
Sales Charge/2/             Upon receipt of each premium payment during the     9% of premium paid up to Target Premium
                            first ten policy years and during the ten policy
                            years following an increase in Specified Amount
------------------------------------------------------------------------------------------------------------------------------
DAC Tax Charge/3/           Upon receipt of each premium payment                1.25% of premium paid
------------------------------------------------------------------------------------------------------------------------------
Premium Tax Charge          Upon receipt of each premium payment                4.0% of premium paid
------------------------------------------------------------------------------------------------------------------------------
Partial Surrender Fee       Upon a partial surrender under the Policy           The lesser of $25 or 2% of the amount
                                                                                surrendered
------------------------------------------------------------------------------------------------------------------------------
Transfer Fee                Upon transfer of Account Value after the 12/th/     $25 per transfer
                            transfer in a policy year
------------------------------------------------------------------------------------------------------------------------------
Reinstatement Fee           At the time the Policy is reinstated                $150
------------------------------------------------------------------------------------------------------------------------------
Loan Interest Spread/4/     On each policy anniversary after loan is taken      0.60% (effective annual rate) of loan amount
                            or upon death, surrender, or lapse, if earlier      for Policy years 1-10; 0.45% (effective
                                                                                annual rate) of loan amount for Policy years
                                                                                11+
------------------------------------------------------------------------------------------------------------------------------

-------------------------------

/1/ The maximum guaranteed charge may be lower for your Policy. Please see your Policy's schedule pages for more information.

/2/ The maximum guaranteed sales charge under your Policy will depend on our distribution expenses and only is deducted up to the Target Premium. The Target Premium is an amount equal to the maximum amount of premium which may be paid for death benefit Option 1 policy without violating the limits imposed by the federal income tax law definition of a modified endowment contract. Our distribution expenses may be affected by the characteristics of the Insured's issue age, gender and risk class under the Policy and the duration of Policy. We may refund a portion of the sales charge if the Policy is surrendered during the first three policy years and is not in default. You may obtain more information about your sales charge by contacting us.

/3/ We reserve the right to increase the charge for taxes due to any change in tax law or due to any change in the cost to us.

/4/ The loan interest spread is the difference between the amount of interest we charge you on loans and the amount of interest we credit to amounts held in the Loan Account to secure your loans. We guarantee that the maximum interest we charge on loans will not exceed an effective annual rate of 4.60% for Policy years 1-10 and an effective annual rate of 4.45% for Policy years 11 and later. We guarantee that the minimum interest we credit to your amounts held in the Loan Account to secure your loans will be at least equal to an effective annual of 4.0% during all Policy years.

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

-------------------------------------------------------------------------------------------------------------------
                             Periodic Charges Other Than Portfolio Operating Expenses
-------------------------------------------------------------------------------------------------------------------
           Charge                          When Charge is Deducted                 Maximum Guaranteed Charge/1/

-------------------------------------------------------------------------------------------------------------------
Cost of Insurance Charge/5/             On the Policy Issue Date, the
                                        effective date of each coverage
                                        segment/6/, and each Monthly
                                        Anniversary Day

..    Minimum and Maximum Charge                                                 $.081437 to $83.33 per $1,000 of
                                                                                Net Amount at Risk/7/

..    Charge for a 50 year-old                                                   $.608386 per $1,000 of Net Amount
     male non-smoking Insured;                                                  at Risk
     second policy year; Policy
     issued on a guaranteed issue
     basis
-------------------------------------------------------------------------------------------------------------------

Mortality and Expense Risk Charge/8/    On the Policy Issue Date and each       0.05% per month (.60% annually) of
                                        Monthly Anniversary Day                 Account Value in the Variable
                                                                                Account
-------------------------------------------------------------------------------------------------------------------
Administrative Charge                   On the Policy Issue Date and each       $12.50/9/
                                        Monthly Anniversary Day
-------------------------------------------------------------------------------------------------------------------

---------------------------

/5/ The cost of insurance charge and the cost of insurance charge for the Adjustable Term Insurance Rider assessed under the Policy depend on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, risk class, and the duration of the Policy (or the increase in Specified Amount). The cost of insurance charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see each Policy's schedule pages for more information about the guaranteed cost of insurance charge that applies to a particular Policy. You may obtain more information about your cost of insurance charge by contacting us.

/6/ A coverage segment is the initial Specified Amount; each increase in Specified Amount is its own coverage segment.

/7/ The maximum charge does not reflect any additional underwriting rating.

/8/ We will lower the mortality expense and risk charge after the 10/th/ Policy year to at least 0.0375% per month (.45% annually) of Account Value in the Variable Account.

/9/ The Administrative Charge is $12.50 per month during the first three Policy years, and then becomes $7.50 per month on and after the third Policy anniversary.

  ------------------------------------------------------------------------------------------------------------------
                                               Optional Rider Charges
  ------------------------------------------------------------------------------------------------------------------
                   Charge                              When Deducted                 Maximum Amount Deducted/1/
  ------------------------------------------------------------------------------------------------------------------
  Cost of Insurance Charge for               On the Policy Issue Date and
  Adjustable Term Insurance Rider/5/         each Monthly Anniversary Day
                                             thereafter

      .    Minimum and Maximum                                                  $.081437 to $83.33 per $1,000 of
           Charge                                                               Net Amount at Risk

      .    Charge for a 50 year-old male                                        $.608386 per $1,000 of Net Amount
           non-smoking Insured; second                                          at Risk
           Policy year; Policy issued
           on a guaranteed issue basis
  ------------------------------------------------------------------------------------------------------------------

  Enhanced Cash Value Rider                  No Charge                          No Charge

  ------------------------------------------------------------------------------------------------------------------

  Guaranteed Death Benefit Rider             On issuance of the rider and       $0.01 per $1,000 of Specified
                                             each Monthly Anniversary Day       Amount

  ------------------------------------------------------------------------------------------------------------------

  Maturity Extension Rider                   No Charge                          No Charge

  ------------------------------------------------------------------------------------------------------------------

                                      *   *   *

The next table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time you own the contract. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear indirectly by investing in the Subaccounts. The table reflects total operating expenses for the portfolios for the fiscal year ended December 31, 2002. Expenses of the portfolios may be higher or lower in future years than the figures stated below. For more information on the fees and expenses described in this table, see the prospectuses for the portfolios which accompany this Prospectus.

--------------------------------------------------------------------------------------------------------------------
                                         Annual Portfolio Operating Expenses
                                 (expenses that are deducted from portfolio assets)
--------------------------------------------------------------------------------------------------------------------
                                                                  Minimum                        Maximum
--------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses*                                    %    -                        %
--------------------------------------------------------------------------------------------------------------------

     * Total annual portfolio operating expenses are expenses that are deducted from portfolio company assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.

The expense information regarding the Funds was provided by those Funds. We have not independently verified this information. We cannot guarantee that the reimbursements and fee waivers provided by certain of the Funds will continue.

We may offer other variable life insurance policies which also may invest in the same (or many of the same) Fund portfolios offered under the Policy. These policies may have different charges that could affect their subaccounts' performance, and they may offer different benefits.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

We are a stock life insurance company organized in the State of Arizona. Our principal offices are located at 1740 Broadway, New York, New York 10019.

                         MONY AMERICA VARIABLE ACCOUNT L

We established MONY America Variable Account L as a separate account under Arizona law on February 19, 1985. We divided the Variable Account into subdivisions called Subaccounts. Each Subaccount invests exclusively in shares of a designated portfolio of the Funds.

The assets in the Variable Account belong to us. Assets equal to the reserves and other liabilities of the Variable Account will not be charged with liabilities that arise from any other business that we conduct. Realized or unrealized income, gains or losses of the Variable Account are credited or charged against the Variable Account without regard to the other income, gains or losses of the Company. We may from time to time transfer to our General Account, assets which exceed the reserves and other liabilities of the Variable Account.

Changes to the Variable Account

We may add new Subaccounts that are not available under the Policy, as well as eliminate one or more Subaccounts from the Variable Account. We may substitute a portfolio for another portfolio of that Fund or of another Fund, if in our judgment, the portfolio no longer suits the purposes of the Policy due to a change in its investment objectives or restrictions. The new portfolio may have higher fees and charges than the one it replaced, and not all portfolios may be available to all classes of Policies. No substitution may take place without prior to notice to you, prior approval by you, or prior approval of the SEC to the extent required by the Investment Company Act of 1940 (the "1940 Act") and applicable law. We will also follow the filing or other procedures established by applicable state insurance regulators.

If a substitution or change is made, we may make changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we consider it to be in the best interests of persons having voting rights under the policies, the Variable Account may:

    . Be operated as a management investment company under the 1940 Act or any other form permitted by law;

    . Be deregistered under the 1940 Act if such registration is no longer required; or

  . Be combined with other separate accounts of the Company or an affiliate thereof.

Where permitted by law, we also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Variable Account.

                                 THE PORTFOLIOS

You decide the Subaccounts to which you direct premiums or transfer Account Value. There is a separate Subaccount which corresponds to each portfolio of a Fund offered in the Policy. The investment objectives of each portfolio are substantially similar to the investment objectives of the Subaccount which purchases shares of that portfolio. No portfolio can assure you that its objective will be achieved.

Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The Funds (except for the Janus Aspen Series, Capital Appreciation and Strategic Value Portfolios) are diversified investment companies of the series type. The Janus Aspen Series, Capital Appreciation and Strategic Value Portfolios are nondiversified investment companies. A nondiversified Fund may hold a larger position in a smaller number of securities than a diversified Fund. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a nondiversified Fund than a diversified Fund.

The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before you choose a Subaccount to allocate your premiums and transfer Account Value, carefully read the prospectus for each Fund, along with this Prospectus. The Funds' prospectuses include information on the risks of each portfolio's investments and investment techniques. Please call your agent or our Operations Center to obtain each Fund prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives.

The investment objectives and policies of certain portfolios are similar to the investment objectives and polices of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

Please note: during extended periods of low interest rates, the yields of the MONY Series Fund, Inc. Money Market Subaccount may become extremely low and possibly negative.

The following table lists the Subaccounts of the Variable Account that are available under the Policy.

-----------------------------------------------------------------------------------------------------------
                                                                                    Adviser
            Subaccount                     Type of Portfolio            (and Sub-Adviser, as applicable)
-----------------------------------------------------------------------------------------------------------
                                         The Alger American Fund
-----------------------------------------------------------------------------------------------------------

Alger American Balanced
Subaccount

-----------------------------------------------------------------------------------------------------------
Alger American MidCap
Growth Subaccount

-----------------------------------------------------------------------------------------------------------
                                      Dreyfus Investment Portfolios

-----------------------------------------------------------------------------------------------------------
Dreyfus Small Cap
Stock Index Portfolio

-----------------------------------------------------------------------------------------------------------
                            The Dreyfus Socially Responsible Growth Fund, Inc.

-----------------------------------------------------------------------------------------------------------
Dreyfus Socially
Responsible Growth
Portfolio

-----------------------------------------------------------------------------------------------------------
                                         Dreyfus Stock Index Fund

-----------------------------------------------------------------------------------------------------------
Dreyfus Stock Index
Portfolio

-----------------------------------------------------------------------------------------------------------
                                     Dreyfus Variable Investment Fund

-----------------------------------------------------------------------------------------------------------
Dreyfus Appreciation
Portfolio

-----------------------------------------------------------------------------------------------------------
Dreyfus Small
Company Stock
Portfolio

-----------------------------------------------------------------------------------------------------------
Dreyfus International
Value Portfolio

-----------------------------------------------------------------------------------------------------------
                                      Enterprise Accumulation Trust

-----------------------------------------------------------------------------------------------------------
Enterprise Equity
Portfolio

-----------------------------------------------------------------------------------------------------------
Enterprise Growth
Portfolio

-----------------------------------------------------------------------------------------------------------
Enterprise High Yield
Bond Portfolio

-----------------------------------------------------------------------------------------------------------
Enterprise
International Growth
Portfolio

-----------------------------------------------------------------------------------------------------------

                                                                                      Adviser
Subaccount                               Type of Portfolio                (and Sub-Adviser, as applicable)
-------------------------------------------------------------------------------------------------------------
Enterprise Managed Portfolio

-------------------------------------------------------------------------------------------------------------
Enterprise Small Company Growth
Portfolio
-------------------------------------------------------------------------------------------------------------
Enterprise Small Company Value
Portfolio

-------------------------------------------------------------------------------------------------------------
Enterprise Total Return Portfolio

-------------------------------------------------------------------------------------------------------------
                                   Fidelity Variable Insurance Products

-------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio

-------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio

-------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities
Portfolio

-------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager(SM)
Portfolio

-------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth and Income
Portfolio

-------------------------------------------------------------------------------------------------------------
                                 INVESCO Variable Investment Funds, Inc.

-------------------------------------------------------------------------------------------------------------
INVESCO VIF Financial Services
Portfolio

-------------------------------------------------------------------------------------------------------------
INVESCO VIF--Health Sciences
Portfolio

-------------------------------------------------------------------------------------------------------------
INVESCO VIF--Telecommunications
Portfolio

-------------------------------------------------------------------------------------------------------------
                                            Janus Aspen Series

-------------------------------------------------------------------------------------------------------------
Janus Aspen Series Capital
Appreciation Portfolio

-------------------------------------------------------------------------------------------------------------

                                                                                      Adviser
Subaccount                               Type of Portfolio                (and Sub-Adviser, as applicable)
-------------------------------------------------------------------------------------------------------------
Janus Aspen Series Aggressive
Growth Portfolio

-------------------------------------------------------------------------------------------------------------
Janus Aspen Series Flexible
Income Portfolio

-------------------------------------------------------------------------------------------------------------
Janus Aspen Series International
Growth Portfolio

-------------------------------------------------------------------------------------------------------------
Janus Aspen Series Strategic
Value Portfolio

-------------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide
Growth Portfolio

-------------------------------------------------------------------------------------------------------------
                                         Lord Abbett Series Fund

-------------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value
Portfolio

-------------------------------------------------------------------------------------------------------------
                                     MFS(R) Variable Insurance Trust(SM)

-------------------------------------------------------------------------------------------------------------
MFS New Discovery Portfolio

-------------------------------------------------------------------------------------------------------------
MFS Total Return Portfolio

-------------------------------------------------------------------------------------------------------------
MFS Utilities Portfolio

-------------------------------------------------------------------------------------------------------------
                                          MONY Series Fund, Inc.

-------------------------------------------------------------------------------------------------------------
MONY Government Securities
Portfolio

-------------------------------------------------------------------------------------------------------------
MONY Intermediate Term Bond
Portfolio

-------------------------------------------------------------------------------------------------------------
MONY Long Term Bond Portfolio

-------------------------------------------------------------------------------------------------------------
MONY Money Market Portfolio

-------------------------------------------------------------------------------------------------------------
                                      PIMCO Variable Insurance Trust

-------------------------------------------------------------------------------------------------------------

                                                                                      Adviser
Subaccount                               Type of Portfolio                (and Sub-Adviser, as applicable)
-------------------------------------------------------------------------------------------------------------
PIMCO Real Return Portfolio

-------------------------------------------------------------------------------------------------------------
                                    T. Rowe Price Equity Series, Inc.

-------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income
Portfolio

-------------------------------------------------------------------------------------------------------------
T. Rowe Price New America Growth
Portfolio

-------------------------------------------------------------------------------------------------------------
T. Rowe Price Personal Strategy
Balanced Portfolio

-------------------------------------------------------------------------------------------------------------
T. Rowe Price Limited-Term Bond
Portfolio

-------------------------------------------------------------------------------------------------------------
T. Rowe Price Prime Reserve
Portfolio

-------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock
Portfolio

-------------------------------------------------------------------------------------------------------------
                                 The Universal Institutional Funds, Inc.

-------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity Growth
Portfolio

-------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Core Plus
Fixed Income Portfolio

-------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Value Portfolio

-------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging
Markets Debt Portfolio

-------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Global Value
Equity Portfolio

-------------------------------------------------------------------------------------------------------------

                                                                                      Adviser
Subaccount                               Type of Portfolio                (and Sub-Adviser, as applicable)
-------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real
Estate Portfolio

-------------------------------------------------------------------------------------------------------------
                                     Van Eck Worldwide Insurance Trust

-------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Bond Portfolio

-------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Emerging
Markets Portfolio

-------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets
Portfolio

-------------------------------------------------------------------------------------------------------------

We have entered into agreements with either the investment adviser or distributor of certain Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of the Variable Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us more than others. These agreements reflect administrative services we provide. The amounts we receive under these agreements may be significant. In addition, our affiliate, MONY Securities Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from portfolio assets for providing distribution and shareholder support services to the portfolios.

Your Right To Vote Portfolio Shares

As required by law, we will vote portfolio shares held in the Variable Account at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the 1940 Act. We will exercise these voting rights based on the instructions received from Owners having the voting interest in corresponding Subaccounts of the Variable Account. We may elect to vote the shares of the Funds in our own right if the 1940 Act or any regulations thereunder is amended, and as a result, we determine that it is permissible to vote the shares of the Funds in our own right.

Unless otherwise required by law, we will determine the number of votes which you have the right to cast by dividing your Account Value in a Subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number of Owner votes will be determined as of the date we set. However, such date will not be more than 90-days before the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the SEC, we reserve the right to determine the voting rights in a different fashion. You may cast your voting instructions in person or by proxy.

We will vote portfolio shares for which we received no timely instructions in proportion to the voting instructions which are received for all Policies participating in that Subaccount. We will also exercise the voting rights from assets in each Subaccount, which are not otherwise attributable to Owners. These votes will be exercised in the same proportion as the voting instructions that are timely received for all policies participating in that Subaccount. Generally, we will vote any voting rights attributable to shares of portfolios of the Funds held in our General Account. These votes will be exercised in the same proportion as the aggregate votes cast with respect to shares of portfolios of the Funds held by the Variable Account and by our other separate accounts.

Disregard Of Voting Instructions

We may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, we may disregard voting instructions of changes initiated by Owners or the investment adviser (or portfolio manager) of a portfolio. Our disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on us. If we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Owners.

                         THE GUARANTEED INTEREST ACCOUNT

Due to certain exemptive and exclusionary provisions of the federal securities laws, we have not registered interests in the Guaranteed Interest Account or our General Account under the Securities Act of 1933 or under the 1940 Act. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus. For more details regarding the Guaranteed Interest Account, please see your Policy.

You may allocate all or a portion of your Net Premiums and transfer Account Value to our Guaranteed Interest Account. Amounts allocated to the Guaranteed Interest Account become part of the General Account, which supports insurance and annuity obligations. The General Account holds all of our assets other than those held in the Variable Account or in our other separate accounts. The amounts allocated to the General Account are subject to the liabilities arising from the businesses we conduct. Subject to applicable law, we have sole discretion over the investment of the assets of the General Account.

We may credit your Account Value in the Guaranteed Interest Account with an interest rate based on our guaranteed minimum interest rate, the London InterBank Offered Rate (the "LIBOR" rate), or a portfolio rate. We discuss these rates below.

At the time of Policy issue or the time when you first allocate amounts to the Guaranteed Interest Account, you may choose a strategy for crediting interest to your Account Value held in the

Guaranteed Interest Account. You may choose either the LIBOR crediting rate strategy or the portfolio crediting rate strategy. You may choose an interest crediting strategy only once during the life of the Policy, and once you choose, you cannot change to another strategy. However, at a minimum, we will credit Account Value in the Guaranteed Interest Account with a guaranteed minimum interest rate of .010746%, compounded daily, for a minimum effective annual rate of 4%, and such interest will be non-forfeitable once we credit it to you. In other words, regardless of whether you choose the LIBOR crediting rate strategy or the portfolio crediting rate strategy, we guarantee that you will earn at least 4% annually on the Account Value you hold in the Guaranteed Interest Account. In addition, we may, in our sole discretion, declare current interest in excess of the guaranteed 4% minimum. Any rates we declare in excess of the 4% rate may be changed or discontinued by us in our sole discretion, on a prospective basis, at anytime after they are declared and such change or discontinuance may be applied to any and all amounts previously and/or newly invested in or credited to the Guaranteed Interest Account.

Under the LIBOR crediting rate strategy, we will attempt to acquire securities that will result in a crediting rate that tracks the 12-month U.S. Dollar LIBOR rate as fixed by the British Banker's Association. If we, in our sole discretion, declare an interest rate in excess of the 4% rate and we use the LIBOR crediting rate strategy, we will guarantee that excess rate for one year. If we do not use the LIBOR rate, we will declare this rate on each Policy anniversary, and such rate will be good for that calendar year to assets in the Guaranteed Interest Account. Annual credits can be less than, equal to, or greater than the LIBOR rate, but never less than the guaranteed minimum rate of 4% per year. Our current interest strategy is to use the LIBOR rate. However, we reserve the right to change our interest strategy.

Under the portfolio crediting rate strategy, we select all investments and determine the crediting rate based on our expectation of investment experience of a portfolio of assets supporting this and other similar products as we may so choose. If you choose the portfolio rate strategy, we may, at our sole discretion, declare current interest in excess of the 4% rate, and we will guarantee that excess rate for approximately one year.

We cannot predict or guarantee future excess interest rates. We bear the full investment risk for Account Value allocated to the Guaranteed Interest Account.

                                   THE POLICY

We designed the Policy to meet the needs of individuals and corporations that wish to purchase life insurance benefits on the lives of key employees, members of the employer's board of directors, certain selected independent contractors, or certain selected highly compensated employees. The Policy may be sold together with other related policies forming a case. There may be differences in your Policy (such as differences in fees, charges and benefits) from the description below because of state law. We will include any such differences in your Policy.

Applying for a Policy

To purchase a Policy, you must complete an application and then have your agent submit the application to us. We must also have evidence that the proposed insured meets our underwriting requirements. After we have received the necessary information, it can sometimes take several weeks for us to evaluate that information to decide whether to issue a Policy, and if so, what the Insured's risk class should be. After we approve an application for a Policy and assign the appropriate risk class, we will prepare the Policy for delivery.

You must pay an initial premium of a sufficient amount to put your Policy into effect. We will not pay a death benefit before the Policy is effective unless temporary insurance coverage, as discussed below, was in effect.

We will issue a Policy on the life of an Insured not less than 18 years of age and up to and including 80 years of age. The age of the Insured is the age on his or her birthday nearest the date of the Policy. We may reject an application for any lawful reason.

The minimum Target Death Benefit is generally $100,000. The minimum Specified Amount you may apply for is $100,000. The Specified Amount may be reduced to $50,000 if at least $50,000 of Adjustable Term Insurance Rider is added to the Policy. However, we reserve the right to revise our rules at any time to require a different minimum Specified Amount and Target Death Benefit at issue for subsequently issued Policies.

Temporary Insurance Coverage

A Life Insurance Binder Agreement is available for use as a receipt of premium and to effect coverage prior to the issuance of any Policies. It is designated to provide a specific amount of coverage for a limited period of time. Typically, this coverage will not exceed $2,000,000 nor will it usually extend beyond 90 days. We charge an additional premium for the Life Insurance Binder Agreement and will apply that amount to the Policy, if issued.

Policy Date

Each Policy has a Policy Date. We use the Policy Date to determine the Policy months and years, and Policy monthly, quarterly, semi-annual and annual anniversaries. The Policy Date will normally be the later of: (1) the date that we authorize delivery of the Policy ("Policy Release Date"); or (2) the Policy Date you request in your application. No premiums may be paid with the application except under the temporary insurance procedures.

Backdating

We may sometimes backdate your Policy if you request, by assigning a Policy Issue Date earlier than the Policy effective date so that you can obtain lower insurance rates based on a younger insurance age. We will not backdate a Policy for more than six months before the date of your application. If we backdate a Policy, charges will begin earlier than they otherwise would have begun if you had not backdated the Policy. Your initial Scheduled Premium payment will have to include a sufficient premium to cover the extra charges for the backdating period.

Underwriting

We may issue the Policy on a guaranteed issue basis, or on a medical or paramedical underwriting method. When we issue a Policy on a medical or paramedical underwriting basis, we may require a medical examination of the proposed insured.

Policies issued on a guaranteed issue basis may be more expensive than those issued on a fully underwritten basis because certain Insureds under guaranteed issue Policies may be assessed higher cost of insurance rates.

Owner

The Owner is the individual named as such in the application or in any later change shown in our records. While the Insured is living, the Owner alone has the right to receive all benefits and exercise all rights that the Policy grants or that we allow.

If more than one person is named as the Owner, they are joint Owners. Any Policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint Owner dies, ownership passes to the surviving joint Owner(s). When the last joint Owner dies, ownership passes through that person's estate, unless otherwise provided.

Right To Examine a Policy - Right To Return Policy Period

You have the right to examine the Policy when it is received. You may cancel and return the Policy for any reason during the Right to Return Policy period and obtain a full refund of the sum of the premiums paid. The Right to Return Policy period runs for the later of (a) 45 days after you sign Part I of the application; (b) 10 days after you receive the Policy; or (c) 10 days after we mail or personally deliver a notice of withdrawal right to you.

                                    PREMIUMS

General

We will usually credit your initial premium payment to a Policy on the later of the date we approve that Policy or the date we receive your payment. We will credit any subsequent premium to a Policy on the Valuation Date we receive it at our Operations Center.

The total premiums you pay may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code of 1986, as amended (the "Code") if the guideline premium test is selected. We may reject any premium, or any portion of a premium, that would result in a Policy being disqualified as life insurance under the Code. We will refund any rejected premium. We will tell you before we process a transaction, whether once we process the transaction, a Policy is in jeopardy of becoming a modified endowment contract under the Code.

Initial Premium

You must pay an amount equal to at least one fourth of the minimum annual premium shown in your Policy's schedule pages to put the Policy into effect. If you want to pay premiums less often than annually, however, your will have to pay a higher premium amount which will equal the lesser the minimum annual premium divided by the frequency of the scheduled premium payments, or 25% of the minimum annual premium.

We base the initial minimum premium on a number of factors including:

   1. the Specified Amount;

   2. any riders you added to a Policy; and

   3. assuming the Policy is not underwritten on a guaranteed issue basis, the Insured's age, smoking status, gender (unless unisex rates apply), and underwriting class.

After your initial premium, your full Scheduled Premiums (as discussed below) become due. Once we approve your application and we issue you your Policy, the balance of the first Scheduled Premium payment is payable and should be sent to our Operations Center. The Scheduled Premium payment specified in your Policy must be paid in full when your Policy is delivered. Your Policy is effective the later of: (1) acceptance and payment of the Scheduled Premium payment; or (2) the Policy Date requested in the application.

Case Premiums

We issue the Policy as part of a case. A case is a grouping of one or more policies connected by a non-arbitrary factor. Examples of factors are individuals who share a common employment, business, or other relationship. The sum of the premiums to be received by us in the first policy year for the policies representing the case must be at least $100,000. We may, in our sole discretion, allow a reduced minimum case premium where our rules for exceptions are met.

Tax-Free "Section 1035" Exchanges

You can generally exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this Prospectus, you might have to pay a surrender charge on your old policy. The charges for this Policy may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

Scheduled Premiums

Your initial premium is the only premium you must pay under the Policy. However, you greatly increase your risk of termination if you do not regularly pay premiums. Paying your Scheduled Premiums will not necessarily keep your Policy in Force. Additional premiums may be necessary to keep your Policy in force. (See "Grace Period and Lapse").

When you apply for the Policy, you may determine a Scheduled Premium payment. This Scheduled Premium payment provides for the payment of level premiums at fixed intervals over a specified period of time. We will send you a premium reminder notice for the Scheduled Premium payment amount on an annual, semiannual, quarterly or monthly basis, at your option.

After the minimum annual premium has been paid, the minimum Scheduled Premium for any Policy is $100.

Unscheduled Premiums

In general, you may make premium payments at any time provided the premium payment is for at least $250. However, we may reject or limit any unscheduled premium that would result in an immediate increase in the Death Benefit payable under the Policy, unless you provide us with satisfactory evidence of insurability when you make the payment. An immediate increase would occur if the Policy's Death Benefit equals your Cash Value (plus any applicable Enhanced Cash Value) multiplied by a death benefit percentage as a result of the federal income tax law definition of life insurance. See "Death Benefits Under the Policy," and "Tax Considerations." If we do not receive satisfactory evidence of insurability, we will return the payment in whole or in part. In addition, we will reject all or a part of a premium payment and return it to you if the premium would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance.

Repayment Of Outstanding Debt

We will treat payments you send to us as premium payments and not as repayment of Outstanding Debt, unless you request otherwise. If a payment is treated as a repayment of Outstanding Debt, we will apply any part of a payment that exceeds the amount of Outstanding Debt to the Account Value in the Variable Account and/or Guaranteed Interest Account: we will only deduct applicable taxes and sales charges from premium payments.

Allocating Net Premiums

You specify the percentage of your Net Premium we are to allocate to the Subaccounts and to the Guaranteed Interest Account. No allocation may be for less than .01% of a Net Premium, and allocation percentages must total 100%. You may change your allocations at any time by writing or calling our Operations Center. The change will apply to the Net Premium payments you make upon receipt of your instructions.

We will transfer any initial premium you remit to us to our General Account or MONY Series Fund, Inc. Money Market Subaccount until after the Right to Return Policy period has ended if you do not request a Policy Date or if the Policy Date you request is earlier than the Policy Release Date. Where you request a Policy Date that is later than the Policy Release Date, we will hold your initial premium in our General Account until the Policy Date. On the Policy Date, we will transfer your initial premium to our Guaranteed Interest Account until the Right to Return Policy period has ended. Once the Right to Return Policy period ends, we will allocate your initial premium plus interest credited, less any monthly deductions that may apply, among the Subaccounts or the Guaranteed Interest Account, according to your instructions.

If you make an unscheduled premium payment, you may specify an allocation choice that is different than your allocation choice for your Scheduled Premiums. This choice will not change your allocation choice for future Scheduled Premiums.

                          HOW YOUR ACCOUNT VALUE VARIES

Account Value

The Account Value is the entire amount we hold under your Policy for you, and serves as the starting point for calculating certain values under a Policy. It is the sum of the total amount held under the Policy in each Subaccount of the Variable Account, in the Guaranteed Interest Account, and in the Loan Account.

We determine Account Value on each Valuation Date. The Account Value will vary to reflect the performance of the Subaccounts to which you have allocated amounts and interest we credit on amounts in the Guaranteed Interest Account, and will also vary to reflect Outstanding Debt, charges for the monthly deductions, partial surrenders, and loan repayments. Your Account Value may be more or less than the premiums you paid.

Surrender Value

The surrender value on any Valuation Date is the Cash Value less any Outstanding Debt. If you surrender your Policy during the first eight Policy years, you may be eligible to have an Enhanced Cash Value percentage added to your Cash Value. See "Enhanced Cash Value Rider." The Cash Value of the Policy equals the Account Value plus any applicable refund of sales charges. Thus, the Cash Value will exceed the Policy's Account Value by the refund amount in the three years following policy issuance. Once the refund of sales charges has expired, the Cash Value will equal your Policy's Account Value. See "Surrender."

Subaccount Values

On any Valuation Date, the value of a Subaccount equals the number of units we credit to the Policy multiplied by the Unit Value for that Date. We make the calculation before the purchase or redemption of units on that Valuation Date.

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. When you make allocations to a Subaccount, either by premium allocation, transfer of Account Value, transfer of loan interest from the General Account, or repayment of a loan, we credit your Policy with units in a Subaccount. When we assess a monthly deduction, and when you take a loan, a partial surrender, or transfer from a Subaccount, we decrease the number of units you hold in a Subaccount.

Subaccount Unit Value

A Subaccount's Unit Value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Valuation Date to the next. We calculate the Unit Value of a Subaccount on any Valuation Date as follows:

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

     . Calculate the value of the shares of the portfolio belonging to the Subaccount as of the close of business on that Valuation Date. We do this calculation before giving effect to any Policy transactions for that day, such as premium payments or surrenders. For this purpose, the net asset value per share reported to us by the managers of the portfolio is used.

     . Add the value of any dividends or capital gains distributions declared and reinvested by the portfolio during the valuation period. Subtract from this amount a charge for taxes, if any.

     . Divide the resulting amount by the number of units held in the Subaccount on the Valuation Date before the purchase or redemption of any units on that Date.

Guaranteed Interest Account Value

On any Valuation Date, the Account Value in the Guaranteed Interest Account is:

     . the accumulated value with interest on the Net Premiums allocated and amounts transferred to, the Guaranteed Interest Account before that Date; minus

     . withdrawals from the Guaranteed Interest Account before that Date for any partial surrender and its fee, any amounts transferred from the Guaranteed Interest Account and the transfer fee, if any, and any monthly deductions.

                                    TRANSFERS

After we deem the Right to Return Policy period to have ended, you may transfer Account Value in the Variable Account and the Guaranteed Interest Account among the Subaccounts, from the Subaccounts to the Guaranteed Interest Account, or from the Guaranteed Interest Account to the Subaccounts. Your request for a transfer may be in writing or in any other form acceptable to us. We reserve the right to impose a transfer fee for each transfer after the twelfth transfer in a policy year, and consider the request for purposes of the transfer fee to be one transaction. We will deduct a transfer fee, if any from the investment option from which Account Value is being transferred (at present, we do not deduct this fee). If there is not sufficient Account Value in that investment option, we will deduct the charge pro-rata from the investment options.

Transfers among the Subaccounts will be effective as of the end of the Valuation Date during which we receive the your request at our Operations Center. We may postpone transfers to, from, or among the Subaccounts under certain circumstances. See "Payments." Currently, we do not limit the number of transfers between Subaccounts. We also currently do not require a minimum amount in transfers between Subaccounts or require that a minimum amount remain in a given Subaccount after a transfer is made to another Subaccount.

Transfers from the Variable Account to the Guaranteed Interest Account will be effective on the Valuation Date we receive your request at our Operations Center.

You may make a transfer of Account Value from the Guaranteed Interest Account to any of the Subaccounts once each policy year. A request for such transfer must be received by us at our Operations Center on or within 30 days after a policy anniversary, and will be processed on the Valuation Date we receive it. We will, however, process a transfer request on the policy anniversary if the request is received not more than 10 days before the policy anniversary. That request will be processed on the policy anniversary. We may reject any part of a requested transfer from the Guaranteed Interest Account if that part would exceed the greater of: (a) 25% of the Account Value held in the Guaranteed Interest Account on the date the transfer would take effect; or (b) $5,000.

Currently there is no charge on transfers of Account Value between Subaccounts or between the Guaranteed Interest Account and the Subaccounts. We reserve the right to charge up to a maximum of $25 for transfers. In addition, we reserve the right to impose other limitations on the number of transfers, the amount of transfers, and the amount remaining in the Guaranteed Interest Account or Subaccounts after a transfer.

Transfers by Third Parties

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds, and the managements of the Funds share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple Owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they have been submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

                                 DEATH BENEFITS

As long as a Policy is in effect and before the Maturity Date, we will pay the Death Benefit proceeds upon receipt at our Operations Center of satisfactory proof of an Insured's death. We may postpone payment of the Death Benefit under certain conditions. See "Payments." We will pay the proceeds to the Beneficiary.

Amount of Death Benefit Proceeds Payable

The amount of Death Benefit proceeds payable equals:

     1.   the Death Benefit payable at the death of an Insured; less

     2. any Outstanding Debt, and if the death of the Insured occurs during any period for which a monthly deduction has not been made, any monthly deduction that may apply to that period, including the deduction for the month of death.

Under certain circumstances, we may further adjust the amount of the Death Benefit proceeds payable. See "Misstatement of Age or Sex," "Suicide Exclusion," and "Incontestability."

Death Benefit Options

When you apply for a Policy, you have to make three choices about the Death Benefit. First, you must select the Death Benefit compliance test; second, you must tell us how much life insurance you want on each Insured; and finally, you must select a Death Benefit option.

The Policy must satisfy one of two alternative Death Benefit compliance tests to qualify as life insurance under section 7702 of the Code: the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test. Each test requires that the Policy's Death Benefit always be equal to or greater than the Account Value, including Enhanced Cash Value, multiplied by a certain death benefit percentage. Under the Cash Value Accumulation test, the death benefit percentages vary by an Insured's Attained Age and gender; under the Guideline Premium/Cash Value Corridor Test, the death benefit percentages may vary by an Insured's Attained Age. Once you choose the test, you cannot change it.

You also must tell us how much life insurance coverage you want on the life of each Insured. Total life insurance coverage consists of Specified Amount and amounts added by the Adjustable Term Insurance Rider. The minimum Specified Amount is $100,000.

Finally, you must select a Death Benefit option: Death Benefit Option 1 or Death Benefit Option 2. If you do not select a Death Benefit option, we will not issue the Policy. Subject to certain restrictions, you may change your Death Benefit option, see below. Information about the riders is provided under "Optional Insurance Benefits," below.

Under Death Benefit Option 1, your Death Benefit under a Policy will be the greater of:

     a. the Specified Amount in effect on the date of the Insured's death plus any increase in Account Value since the last Monthly Anniversary Day, plus any term insurance you may have added by rider, or

     b. the Cash Value (plus any Enhanced Cash Value added by rider) on the date of the Insured's death multiplied by the applicable death benefit percentage shown in the Policy.

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

Under Death Benefit Option 2, your Death Benefit under a Policy will be the greater of:

     a. the Specified Amount in effect on the date of the Insured's death plus any term insurance you may have added by rider, plus the Account Value on the date of the Insured's Death, or

     b. the Account Value (plus any Enhanced Cash Value added by rider) on the date of the Insured's death multiplied by the death benefit percentage shown in the Policy.

The death benefit percentage is the same as that used for Option 1. The Death Benefit in Option 2 will always vary as Account Value varies.

The death benefit percentage will vary by the definition of life insurance the Owner selected. A table showing the death benefit percentages is in your Policy.

In addition to using the death benefit percentage shown in the Policy, you may elect at issue an alternate death benefit percentage. The alternate death benefit percentage may produce a higher base death benefit amount beginning the later of the Insured's age 55 or 10 years following Policy issue. This alternate death benefit percentage grades back to the federal income tax law death benefit percentage at the Maturity Date. Use of the alternate death benefit percentage results in a higher ratio of base death benefit to Account Value than that resulting form the use of the IRS' death benefit percentage beginning the later of the Insured age 55 or 10 years following Policy issue. The higher percentage then gradually reduces until, by the Maturity Date, it is equal to the ratio produced by the use of the IRS' death benefit percentage. Although the use of the of the alternate death benefit percentage results in a higher base death benefit than the IRS' death benefit percentage, this higher base death benefit results in higher cost of insurance charges which has the effect of reducing the Account Value and consequently, future base death benefits. The election of the alternate death benefit percentage may be eliminated at any time; once eliminated, it cannot be reinstated.

Examples of Options 1 and 2

The following examples demonstrate how we calculate the Death Benefit under Options 1 and 2. The examples show a Policy under two Policies with the same Specified Amount, but Account Values vary as shown. We assume that each Insured is age 65 at the time of death and that there is no Outstanding Debt. We also assume that the Owner selected the Guideline Premium Test. Policy 1 shows what the Death Benefit would be for a Policy with low Account Value. Policy 2 shows what the Death Benefit would be for a Policy with a higher Account Value.

                                             Policy 1           Policy 2

Specified Amount                             $100,000           $100,000
Account Value on Date of Death               $ 35,000           $ 85,000
Death Benefit Percentage                          120%               120%
Death Benefit under Option 1                 $100,000           $102,000
Death Benefit under Option 2                 $135,000           $185,000

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

How We Determine the Death Proceeds

The actual amount of Death Proceeds will depend on:

     .    the Death Benefit as determined above;
     .    the use of the Account Value during an Insured's life;
     .    any partial surrenders;
     .    any Outstanding Debt plus loan interest accrued and payable to us;
     .    any additional insurance provided by rider;
     .    any increase or decrease in the Specified Amount;
     . an Insured's suicide during the first two years since the Policy Date or during the first two years following an increase in existing coverage; and
     .    a misstatement of an Insured's age or gender.

Changing Death Benefit Options

You may change the Death Benefit option under each Policy by writing us at our Operations Center. If you change from Death Benefit Option 1 to Death Benefit Option 2, you must provide us with satisfactory evidence of insurability at the time you make your request. We do not require evidence of insurability if you change from Death Benefit Option 2 to Death Benefit Option 1. Any change in Death Benefit options will become effective on the first Monthly Anniversary Day on or after the date we receive and approve the request at our Operations Center.

If you change from Death Benefit Option 1 to Death Benefit Option 2, we will reduce a Policy's Specified Amount by the amount of that Policy's Account Value at the date of the change. We will not permit you to change from Death Benefit Option 1 to Death Benefit Option 2 if the change would result in a new Specified Amount of less than $100,000.

If you change from Death Benefit Option 2 to Death Benefit Option 1, we will increase the Specified Amount of a Policy by the amount of the Policy's Account Value at the date of the change. The change to Death Benefit Option 1 will generally reduce the Death Benefit payable in the future.

A change in the Death Benefit option may affect the monthly cost of insurance charge since this charge varies with the Net Amount at Risk. Generally, the Net Amount at Risk is the amount by which the Death Benefit exceeds Account Value. See "Charges and Deductions - Deductions From Account Value - The Monthly Deductions." If the Policy's Death Benefit is not based on the death benefit percentage under Death Benefit Option 1 or Death Benefit Option 2, changing from Option 2 to Option 1 will generally decrease the Net Amount at Risk. Therefore, this change may decrease the cost of insurance charges. Changing from Death Benefit Option 1 to Death Benefit Option 2 will generally result in a Net Amount at Risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time. This results because the cost of insurance rates increase with the Insured's age. You should consult a tax adviser before changing the Death Benefit option.

Changing the Target Death Benefit

You may change the Target Death Benefit under a Policy subject to the conditions described below. We will not accept the request for an increase in Target Death Benefit if the Insured is over our current maximum age for issuing the Policy or if the request is for less than the minimum amount of a change as specified in the Policy. We offer an Adjustable Term Insurance Rider that may be more cost effective for you than increasing the Specified Amount under a Policy.

We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the Target Death Benefit may have other tax consequences. You should consult a tax adviser before changing the Target Death Benefit.

Increases

     . You may make scheduled increases of the Target Death Benefit when you apply for the Policy or when you make an unscheduled increase in the Target Death Benefit. Scheduled increases will be effective on the date you request.

     . You may only schedule increases of the Target Death Benefit by purchasing and increasing the amount under the Adjustable Term Insurance Rider.

     . While the Insured is living, you may apply for an unscheduled increase in the Target Death Benefit using a supplemental application. You will have to submit evidence satisfactory to us that the Insured is insurable, and we will not permit an increase in the Target Death Benefit after the Insured's Attained Age 81 (or Attained Age 70 for Policies issued on a guaranteed issue basis). Unscheduled increases must be in increments of $10,000.

     . Any unscheduled increase will be effective on the Monthly Anniversary Day that coincides with or follows our approval of your request.

     . Unless you indicate otherwise, we will assume that any request for an unscheduled increase to the Target Death Benefit to be a request for an increase to the Specified Amount.

     . An unscheduled increase in Specified Amount will increase the Target Death Benefit by an equal amount so that the Adjustable Term Insurance Rider amount will remain unchanged after the increase.

     . An approved increase is subject to deduction of the first month's increased cost of insurance from Account Value.

     . An unscheduled increase in Specified Amount will create a new "coverage segment." We will allocate Account Value after the increase first to the original coverage segment, and then to each coverage segment in order of the increases.

               . You will incur additional sales charges associated with the increase.

               . We will calculate the sales charge for the increase in a similar way as for the original Specified Amount. We will allocate premiums you pay after the increase to the original and the new coverage segments in the same proportion that the guideline annual premiums (as defined by federal tax law) for each coverage segment bear to the sum of the guideline annual premiums for all segments. We will adjust the Target Premiums and the required premiums under the guaranteed death benefit rider, if applicable.

     . If the Target Death Benefit is increased when a premium payment is received, we will process the increase before we process the premium payment.

     . If an unscheduled increase creates a new coverage segment of Specified Amount, the Account Value under a Policy will be allocated:

               .    first, to the original coverage segment; and

               .    second, to each coverage segment in order of increases.

     . We will allocate coverage segments in the same proportion that the guideline annual premium for each segment bear to the sum of the guideline annual premiums for all coverage segments.

     . Increasing the Specified Amount will generally increase the base death benefit of a Policy, and could affect the subsequent level of base death benefit and Account Value under the Policy.

Decreases

     . You may decrease the Target Death Benefit by submitting a written application to us at our Operations Center. The decrease will take effect on the Monthly Anniversary Day following the date we approve it.

     . Any decrease in Specified Amount will reduce the Target Death Benefit of a Policy and may reduce the Specified Amount of the Policy at issue. We only allow decreases in Target Death Benefit of at least $10,000.

     .    You may not decrease the Specified Amount below $100,000.

     . During the grace period, we will not allow a decrease unless the Account Value less any Outstanding Debt is greater than our estimate of the monthly deduction to be made on the next Monthly Anniversary Day.

     . We will apply decreases in the Target Death Benefit in the following order:

               1. against the most recent increase, regardless if it is Specified Amount increase or Adjustable Term Insurance Rider amount increase;

               2. against the next most recent increases successively, regardless if it is Specified Amount increase or Adjustable Term Insurance Rider amount increase;

               3. against Adjustable Term Insurance Rider amount provided under the original application; and

               4. against insurance provided by the Specified Amount under the original application.

     . If the Specified Amount is decreased when a premium payment is received, we will process the decrease before we process the premium payment.

     .    Rider coverages may be affected by a decrease in Specified Amount.

     . We will reject a decrease in Specified Amount, if to effect the decrease payments to you would have to be made from Account Value for compliance with the guideline premium limitations and the amount of the payments would exceed the Cash Value of your Policy.

     . A decrease may not cause the remaining Specified Amount to be less than the amount necessary for the Policy to qualify as life insurance under Section 7702 of the Code.

     . If a requested change is not approved, we will send you a written notice of our decision.

     . Changes in any additional adjustable term insurance amount will be subject to the same rules discussed above for Specified Amount changes.

                           OPTIONAL INSURANCE BENEFITS

Subject to certain requirements, you may elect to add one or more of the optional insurance benefits described below. You may add these benefits when you apply for your Policy. These other optional benefits are added to your Policy by an addendum called a rider. The amounts of these benefits are fully guaranteed at issue. You can cancel these benefits at any time. Certain restrictions may apply, and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your Policy's status as a modified endowment contract. See "Tax Considerations." Your agent can describe these benefits further.

Adjustable Term Insurance Rider

You may elect the Adjustable Term Insurance Rider as a portion of the total Death Benefit. This Rider provides adjustable term life insurance on the life of an Insured, which is annually renewable until the Insured's attained age 95. The amount of coverage provided by the Rider varies over time.

When we issue a Policy, we establish a schedule of death benefit amounts called the "Target Death Benefit." The Target Death Benefit may be varied as often as each Policy year, and subject to our rules, may be changed after issue. See "Death Benefits Under the Policy."

The amount of the Adjustable Term Insurance Rider in effect at any time is equal to the difference between the scheduled Target Death Benefit and the base death benefit. The Rider is dynamic; it adjusts for variations in the base death benefit under a Policy (e.g., changes resulting from the federal income tax law definition of life insurance) so that the Target Death Benefit remains level. We generally restrict the amount of the Target Death Benefit at issue to an amount not more than 900% of the Specified Amount.

For example, assume the base death benefit varies according the following schedule. The Adjustable Term Insurance Rider will adjust to provide Death Benefit proceeds equal to the Target Death Benefit each year.

          ------------------------------------------------------
          Base Death        Target Death         Term Insurance
          Benefit           Benefit              Rider Amount
          ------------------------------------------------------
          $500,000          $550,000             $50,000
          ------------------------------------------------------

          $501,500          $550,000             $48,500
          ------------------------------------------------------

          $501,250          $550,000             $48,750
          ------------------------------------------------------

Since the Adjustable Term Insurance Rider is dynamic, it is possible that the Rider may be eliminated entirely as a result of increases in the base death benefit. Using the above example, if the base death benefit grew to $550,000, the Adjustable Term Insurance Rider would be reduced to zero. (It can never be reduced below zero). Even though the Rider amount is reduced to zero, the Rider will remain in effect until it is removed from the Policy. Therefore, if the base death benefit is subsequently reduced below the Target Death Benefit, a Rider amount will reappear as needed to maintain the Target Death Benefit at the requested level.

There is no defined premium for the Adjustable Term Insurance Rider. We add the cost of the Rider to the monthly deductions, and is based on each Insured's Attained Age and risk class. We may adjust the rate charged for the Rider from time to time, but any rate will remain the same for one year. The rate will never exceed the guaranteed cost of insurance rates for the Rider for that Policy year. The cost of the Rider is added to our calculation of the Monthly Guaranteed Premium and to our calculation of the Minimum Annual Premium.

There may be times in which it will be to your economic advantage to include a significant portion of your insurance under the Adjustable Term Insurance Rider. These circumstances depend on many factors, including the premium levels and amounts and duration of coverage you choose, as well as the age, sex, and rate class of the Insured.

Enhanced Cash Value Rider

At no cost to you and if you elect this benefit, we will add the Enhanced Cash Value Rider to your Policy when we issue the Policy. During the first eight Policy years, if you meet the conditions of the Rider, this benefit will increase your Cash Value when you make a full surrender of the Policy. We will use the value of this Rider in all tax compliance calculations involving Account Value. The enhancement amount, however, is not added to your Account Value should you make a partial surrender, take a loan from your Policy, or if you purchased your Policy by means of an exchange.

Specifically, during the first eight Policy years (and if the conditions of the Rider are met), we will increase the amount payable upon full surrender of the Policy by a maximum additional percentage of Cash Value in each Policy year as follows:

          ----------------------------------------------------------
               Policy Year           Enhanced Cash Value Percentage
          ----------------------------------------------------------
                    1                             5.0%
          ----------------------------------------------------------
                    2                             7.0%
          ----------------------------------------------------------
                    3                             7.0%
          ----------------------------------------------------------
                    4                             6.0%
          ----------------------------------------------------------
                    5                             5.0%
          ----------------------------------------------------------
                    6                             3.0%
          ----------------------------------------------------------
                    7                             2.0%
          ----------------------------------------------------------
                    8                             1.0%
          ----------------------------------------------------------
               9 and later                        0.0%
          ----------------------------------------------------------

We will continue to deduct any Outstanding Debt from the amount payable at full surrender. Coverage under the Enhanced Cash Value Rider will end on the earliest of: (a) the date your Policy goes out of force; (b) the eighth Policy anniversary of your Policy; or (c) the Valuation Date we receive your request to terminate the Rider. Please see the Rider for more details.

Guaranteed Death Benefit Rider

When applying for a Policy, you may elect the Guaranteed Death Benefit Rider. This Rider may extend the period the Specified Amount of the Policy remains in effect. Premiums (less any partial surrenders and their fees) at least equal to the cumulative Monthly Guaranteed Premium must have been paid and the Account Value of the Policy must exceed Outstanding Debt for the Rider to remain in effect.

If the premiums you have paid do not equal or exceed this amount, the Rider will automatically end. In addition, this Rider will automatically end at the Insured's age 95 ("Guarantee Period"). An extra charge will be deducted monthly from the Account Value during the Guarantee Period. This charge will end at the conclusion of the Guarantee Period, and it will end if on any Monthly Anniversary Day you have not paid the amount of premiums the Rider requires you to pay.

On each Monthly Anniversary Day, we test to determine whether you have paid the amount of premiums required to keep the Guaranteed Death Benefit Rider in effect. To remain in effect, we make two tests. Under the first test the Account Value must exceed Outstanding Debt. Under the second test, we total the actual premiums you have paid for the Policy and subtract the amount of partial surrenders (and associated fees). The result must equal or exceed:

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

     .    the Monthly Guaranteed Premium for the Rider, multiplied by

     .    the number of complete months since the Policy Date.

If the Policy meets both tests on the Monthly Anniversary Day, the Rider remains in effect until the next Monthly Anniversary Day. If the Policy fails to meet either test, we will send you a notice that requires you to pay additional premiums within the time specified in the notice. This time is called the "grace period." If you fail to pay the additional premiums required, the Guarantee Period, and therefore the Rider, will end. Once ended, the Rider can not be reinstated. Please refer to your Rider for additional information on the Guaranteed Death Benefit Rider.

Maturity Extension Rider

The maturity date for this Policy is the Policy anniversary on which the Insured is age 95. If the Insured is living on the maturity date, we will pay to you, as an endowment benefit, the Account Value of the Policy less Outstanding Debt. Ordinarily, we pay within seven days of the Policy anniversary. Payments may be postponed in certain circumstances. See "Payments."

At your option, payment of the benefit may be deferred until the date of the Insured's death. Death Proceeds payable immediately after the maturity date equal the Surrender Value of the Policy multiplied by the death benefit percentage at the Insured's age 95. Premiums will not be accepted, nor will monthly deductions be made, after the maturity date.

The tax consequences of continuing the Policy beyond the Insured's 95th year are unclear. You should consult a tax adviser if you intend to keep a Policy in force beyond the Insured's 95th year.

                        SURRENDERS AND PARTIAL SURRENDERS

Surrender

You may surrender the Policy at any time by sending a written request and your Policy to our Operations Center. The Policy will terminate at end of the Valuation Date we receive your request. Unless an optional payment plan is chosen, any proceeds will be paid to the Owner in a lump sum. The amount payable on surrender is the Cash Value on the date of surrender plus any amount added by the Enhanced Cash Value Rider and less any Outstanding Debt.

A surrender may have adverse tax consequences. See "Tax Considerations."

Partial Surrender

You may request a partial surrender of Account Value at any time. We will process the partial surrender on the Valuation Date we receive it. We currently do not limit the number of partial surrenders you may make in a policy year, although we reserve the right to do so.

Your partial surrender must be for at least $500 (plus its fee). We will not allow a partial surrender if your Account Value after the partial surrender (including the partial surrender fee) would be less than $500 or would result in a Target Death Benefit of less than $100,000 (with at least $50,000 of the Target Death Benefit being Specified Amount in force - i.e., the minimum amount of Target Death Benefit and Specified Amount necessary to issue the Policy).

We will deduct the partial surrender (plus the applicable fee) proportionately from your Account Value in each Subaccount and Guaranteed Interest Account.

There is a fee for each partial surrender of the lesser of 2% of the amount surrendered or $25. Partial surrenders may have adverse tax consequences. See "Tax Considerations."

                                      LOANS

You may borrow up to 90% of Account Value under the Policy (less any Outstanding Debt on the date of the loan) by writing us at our Operations Center. The minimum amount you may borrow is $250. (If you request a loan on a Monthly Anniversary Day, the maximum loan is reduced by the monthly deduction due on that day). The Policy is the only security for the loan. A loan may have tax consequences. Please consult a tax adviser before borrowing from the Policy.

To secure a loan, we transfer an amount equal to the loan proceeds from Account Value in the Variable Account and/or the Guaranteed Interest Account to our Loan Account. We will allocate the amount of the loan against the Guaranteed Interest Account and/or each Subaccount in the Variable Account in the same proportion that Account Value held in the Guaranteed Interest Account and/or each Subaccount bears to total Account Value. The Loan Account is part of our General Account. We pay interest monthly on amounts allocated to our Loan Account at an annual rate not less than 4.0%. After the tenth policy anniversary, the annual interest rate that applies to the Loan Account is expected to be 0.3% higher than otherwise applicable. The tax consequences associated with loans after the tenth policy year are unclear and a tax adviser should be consulted about such loans. We will allocate amounts in the Loan Account that exceed Outstanding Debt to the Variable Account and/or Guaranteed Interest Account according to your most recent allocation instructions.

We normally pay the amount of the loan within seven calendar days after we receive a proper request for a loan at our Operations Center. We may postpone payment of a loan under certain conditions. See "Payments."

We charge interest on a loan at an annual rate of 4.6%. Loan interest is payable in arrears on each Policy anniversary. If you do not pay interest when due, it will be added to the amount of the loan and accrue interest accordingly. To secure this "new" loan, we will deduct amounts from the Account Value of each Subaccount and/or the Guaranteed Interest Account in the same proportion that each bears to total Account Value on the Policy anniversary.

You may repay all or part of the Outstanding Debt (i.e., your loan amount plus interest on the loan) at any time while the Policy is in effect by sending the repayment to our Operations Center. You must clearly mark a payment as a loan or interest payment for it to be treated as such. If a payment is not identified as a loan repayment, it will be treated as a premium payment. If a loan repayment is made which exceeds Outstanding Debt, we will consider the excess to be part of a

Scheduled Premium, and the payment will be subject to the rules on acceptance of premium payments.

Upon each loan repayment, we will transfer an amount equal to the loan repayment from the Loan Account to the Variable Account and/or Guaranteed Interest Account according to your current premium allocation instructions, unless you specify otherwise.

We will deduct any Outstanding Debt from surrender value and Death Benefit proceeds payable at the Insured's death.

Effect Of Loans

A loan affects the Policy because we reduce Death Benefit proceeds and surrender value under a Policy by the amount of Outstanding Debt. Repaying the loan causes the Death Benefit proceeds and Account Value to increase by the amount of the repayment. As long as there is Outstanding Debt, we will hold an amount in the Loan Account equal to the loan amount as collateral. This amount is not affected by the Variable Account's investment performance or interest we credit on amounts allocated to the Guaranteed Interest Account. Amounts transferred from the Variable Account as collateral will affect Account Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of the Variable Account.

                                   TERMINATION

General

If on any Monthly Anniversary Day, the Account Value (less Outstanding Debt) under a Policy is not sufficient to pay the current monthly deduction, we will deduct the amount that is available and we shall send the Owner (and any assignee of record) a notice of insufficient value. A grace period of 61 days from the date of the notice of insufficient value will be allowed for payment. If you do not pay the required premium, the Policy will lapse.

Amounts You Must Pay to Prevent Lapse

If you receive a notice of insufficient premium and the Guaranteed Death Benefit Rider is not in effect, you must pay the amount stated in the notice during the grace period to keep a Policy in effect. In general, the amount will equal:

     a)   any balance needed for the monthly deduction; plus

     b)   any accrued loan interest due during the grace period; plus

     c) an amount equal to two monthly deductions, or if greater, the number of monthly deductions until the next Scheduled Premium due date.

If you elect the Guaranteed Death Benefit Rider, however, the Specified Amount of your Policy will not lapse during the guarantee period of the rider even if your Account Value less Outstanding Debt is not sufficient to cover all deductions from Account Value on any Monthly

Anniversary Day, provided that the test for continuation of the guarantee period set forth in your rider has been met.

A Policy Will Remain in Effect During the Grace Period

A Policy will remain in effect through the grace period. This means that if the Insured should die during the grace period, a Death Benefit would still be payable, although we would reduce the Death Benefit proceeds by the unpaid monthly deduction and by the amount of any Outstanding Debt. If you do not pay the required premium before the grace period ends, the Policy will terminate. It will have no value and no benefits will be payable. We will allocate required premium payments made during the grace period among the Subaccounts and/or the Guaranteed Interest Account according to your current Scheduled Premium allocation instructions. We will charge any monthly deduction due to the Subaccounts and the Guaranteed Interest Account on a proportional basis.

Reinstatement

If you have not surrendered your Policy and it is before the maturity date, you may reinstate your Policy within five years after the Monthly Anniversary Day preceding the beginning of the grace period.

The effective date of a reinstatement will be the Monthly Anniversary Day on or following the date we approve the application for reinstatement. To reinstate your Policy, you must provide us the following items:

     1. a written application from you received at our Operations Center within five years after the Monthly Anniversary Day preceding the beginning of the grace period;

     2.   satisfactory evidence to us of the Insured's insurability;

     3.   payment of a premium large enough to:

               a. pay the balance needed during the grace period as described in the "Amounts you must pay to prevent lapse" section above; and

               b. keep the Policy in effect for at least three months from the reinstatement date; and

     4. payment or reinstatement of any Outstanding Debt you owe us on the Policy, plus payment of interest on reinstated Outstanding Debt from the date of reinstatement to the next succeeding Policy anniversary at the rate that applies to Policy loans on the date of reinstatement.

     5.   Payment of a $150 reinstatement fee.

At the time of reinstatement, we will allocate Account Value minus, if applicable, Outstanding Debt among the Subaccounts and the Guaranteed Interest Account pursuant to your most recent Scheduled Premium allocation instructions.

                                    PAYMENTS

You may send your written request for payment or transfer request to our Operations Center or give it to one of our authorized agents, who will forward it to our Operations Center. We will ordinarily pay Death Benefit, surrender, partial surrender, or loan proceeds allocated from the Subaccounts, and effect transfers among the Subaccounts or from the Variable Account to the Guaranteed Interest Account within seven days of receiving all the information required for processing a payment.

Other than Death Benefit Proceeds, which we determine as the date of the Insured's death, the amount we pay or transfer, as appropriate, is as of the end of the Valuation Date during which our Operations Center receives all required documents. We may pay our surrender Proceeds or Death Benefit Proceeds as a lump sum or under one of our Settlement Options. See "Settlement Options." Any Death Benefit Proceeds that we pay in one lump sum will include interest from the date of the Insured's death to the date of payment. The interest we pay will be at rate determined by applicable state law.

We may postpone for up to 6 months from the date we receive your request any partial surrender payment or loan payment that involves a determination of Account Value held in the Guaranteed Interest Account. We also may delay the calculation of payment if such a payment or transfer of amounts is based on investment performance of the Subaccounts and if:

     . the New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

     . an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets.

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to provide additional information about your account to government regulators. We may also be required to block an Owner's account and thereby refuse to honor any request for transfers, surrenders, partial surrenders, loans or Death Benefits until instructions are received from the appropriate regulator.

                             CHARGES AND DEDUCTIONS

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the Policies. We incur certain costs and expenses for the distribution and administration of the Policies and for providing the benefits payable thereunder.

Services and benefits we provide:

     .    the Death Benefit, surrender benefit and loan benefit under the
          Policy;
     .    Investment Options, including premium allocations;
     .    administration of elective benefits; and

     .    the distribution of reports to Owners.

Costs and expenses we incur:

     .    processing applications for and issuing the Policies;
     .    maintaining records;
     .    administering settlement options;
     . furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
     .    reconciling and depositing cash receipts;
     . those associated with underwriting applications and increases in Specified Amount;
     . sales and marketing expenses including compensation paid in connection with the sales of the Policies;
     .    providing toll-free inquiry services;
     . other costs of doing business, such as federal, state and local premium taxes and other taxes and fees.

The risks we assume include:

     . that an Insured may live for shorter period of time than estimated, resulting in the payment of greater Death Benefits than expected; and
     . that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the sales charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Deductions From Premiums

We deduct a sales charge and a tax charge from your gross premium before we apply the Net Premium to your Account Value. The sales charge compensates us for the cost of distributing the Policies. We deduct the sales charge of 9% from the gross premium only up to the Target Premium during the first 10 Policy years and during the 10 Policy years after an increase in Specified Amount.

The Target Premium is an amount equal to the maximum amount of premium which may be paid for a Policy under Death Benefit Option 1 without violating the limits of the federal income tax law definition for modified endowment contract. See "Modified Endowment Contracts." The Target Premium is not based on Scheduled Premiums. The Target Premium for the Policy and Specified Amount coverage segments added since the Policy Date will be stated in the Policy.

We may refund a portion of the sales charges we previously deducted from your premium payments to you should you surrender your Policy in the first 3 Policy years and your Policy is not in default. No refund will be paid if the Policy is in default. The amount of refund is as follows:

            -----------------------------------------------------
             Year of Surrender     Amount of Refund
            -----------------------------------------------------
             First Policy year     Sum of all sales charges
                                   in that year
            -----------------------------------------------------
             Second Policy year    66.67% of sales charges in
                                   the first Policy year
            -----------------------------------------------------
             Third Policy year     33.33% of sales charges in
                                   the first Policy year
            -----------------------------------------------------

We also deduct a tax charge for state and local premium taxes and for federal deferred acquisition costs. The charge for state and local premium taxes currently is 0 -4% of each premium payment depending on applicable state law. The federal tax charge for deferred acquisition costs of the Company is currently 1.25% of your premium payment, and is used to cover our estimated cost for federal income tax treatment of deferred acquisition costs. We will not deduct the federal deferred acquisition cost charge where premiums received from you are not subject to this tax.

We reserve the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to us.

Deductions From Account Value--The Monthly Deductions

We take a monthly deduction from Account Value on each Monthly Anniversary Day. A monthly deduction is equal to the sum of:

     .    the cost of insurance charge;
     .    if applicable, the medical underwriting charge;
     .    if applicable, the guaranteed issue charge;
     .    mortality and expense risk charge;
     .    the administrative charge; and
     .    if applicable, any rider charge.

Cost of Insurance Charge. We assess a monthly cost of insurance charge to compensate us for insuring the Death Benefit (i.e., the anticipated cost of paying a Death Benefit that exceeds your Account Value). The cost of insurance charge depends on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, risk class, and the duration of the Policy (or the increase in Specified Amount) and may vary from Policy to Policy and Monthly Anniversary Day to Monthly Anniversary Day.

We currently place Insureds into the following risk classes when we issue a
Policy: Preferred Nonsmoker, Preferred Smoker, Standard Nonsmoker, Standard Smoker, or Substandard Class. The original risk class applies to the initial Specified Amount. A different risk class may apply to any increase, based on the Insured's circumstances at the time of the increase in Specified Amount.

We calculate the insurance rate separately for the initial Specified Amount and for any increase in Specified Amount. The cost of insurance rate generally increases with the age of the Insured.

We may change the insurance rates from time to time at our sole discretion, but we guarantee that the insurance rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the 1980 Commissioners' Standard Ordinary Mortality Tables. The maximum insurance rates are based on the Insured's age nearest his or her birthday at the start of the Policy year. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policy, and depend on our expectation of future experience with respect to investment earnings, mortality, expenses, persistency, and taxes. A change in rates will apply to all persons of the same age, gender (where applicable), and risk class and whose Policies have been in effect for the same length of time.

Our current insurance rates distinguish between women and men. We offer Policies based on unisex mortality tables if required by state law.

We determine the cost of insurance for an Insured on the Policy Issue Date and thereafter on each Monthly Anniversary Day. We determine it separately for each of the following, in the order shown:

          (A)  the initial Specified Amount;
          (B) each increase in Specified Amount, successively, in the order in which it took effect; and
          (C) the excess of the Death Benefit over the Specified Amount due to corridor death benefit percentages then in force.

We calculate the cost of insurance for each of (A), (B), and (C) above by multiplying the insurance rate by its Net Amount at Risk. The factors that affect the Net Amount at Risk include investment performance, payment of premiums, and charges to the Policy. The insurance rate that applies to paragraph (C) is the same as the rate that applies to the most recent increase in Specified Amount. If there has been no increase in the Specified Amount, the rate for the initial Specified Amount (as shown in the Policy) applies.

Lower cost of insurance rates are offered at most ages for Insureds who qualify for the standard underwriting class and whose applications are fully underwritten (i.e., subject to evidence of the Insured's insurability). Current insurance rates are generally higher for Policies issued on a guaranteed issue basis, where evidence of insurability is not required and only limited underwriting information is obtained when underwriting on a guaranteed issue basis. Policies issued to employers, trustees and similar entities are often issued on a guaranteed issue basis. Therefore, Policies in this underwriting class may present an additional mortality expense to us relative to fully underwritten Policies. The additional risk is generally reflected in higher current insurance rates guaranteed not to exceed the 1980 Commissioners' Standard Ordinary Mortality Tables.

We may offer insurance coverage up to $2.5 million on a guaranteed issue or simplified issue basis under Policies in a single case that meet our requirements at the time of Policy issue.

Medical Underwriting Charge. We deduct $5.00 per month for the first three policy years from the Account Value of those policies that required medical underwriting.

Guaranteed Issue Charge. We deduct $3.00 per month for the first three policy years from the Account Value of those policies that were issued on a guaranteed issue basis. We do not expect to profit from the medical underwriting charge or the guaranteed issue charge.

Mortality and Expense Risk Charge. We deduct a mortality and expense risk charge to compensate us for assuming mortality and expense risks under the Policies. The mortality risk is that Insureds, as a group, may live for a shorter period of time than we estimate, and therefore, the cost of insurance charges specified in the Policy will not be sufficient to meet our actual claims. The expense risk we assume is that other expenses incurred in issuing and administering the Policies and operating the Variable Account will be greater than the amount we estimated when we set the charges for those expenses.

The amount we charge for mortality and expense risk is as follows:

    -----------------------------------------------------------------------
             Policy Year                     Charge Rate
    -----------------------------------------------------------------------
             Years 1-10             We will charge a monthly rate of
                                    .05% (i.e., .60% annually) of the
                                    Account Value in the Variable Account.
    -----------------------------------------------------------------------
                                    We guarantee a maximum
                                    monthly rate of .0375% (i.e.,
             Years 11+              .45% annually) of the Account
                                    Value in the Variable Account.
                                    We may reduce this charge.
    -----------------------------------------------------------------------

The mortality and expense risk charge is not assessed against the amount of the Policy Account Value allocated to the Guaranteed Interest Account, nor to amounts held in the Loan Account.

Administrative Charge. We deduct a $7.50 charge each month to cover our costs of administering the policies. The administrative charge reimburses us for the administration and maintenance expenses of the policies. The administrative charge is guaranteed never to exceed $7.50 per month. We do not expect to profit from this charge.

Optional Rider Charges. We deduct the charges for the optional riders you elect. The maximum amount of these charges is shown in the "Fee Table" section of this prospectus. In addition, we discuss the charges for the guaranteed death benefit and the adjustable term insurance riders below.

If you elect the guaranteed death benefit rider, we will deduct a charge of $0.01 per $1,000 of Specified Amount per moth during the term of the guaranteed death benefit rider. If you elect the adjustable term insurance rider, we will deduct a charge equal to the current cost of insurance rate times the Net Amount at Risk at the beginning of the Policy month.

Transaction and Other Charges

Partial Surrender Fee. We deduct a partial surrender fee of the lesser of $25 or 2% of the amount surrendered on each partial surrender.

Transfer of Account Value. We reserve the right to charge up to a maximum of $25 for each transfer you make. We currently do not assess this fee.

Other Charges. We may charge the Subaccounts for federal income taxes that we incur and are attributable to the Variable Account and its Subaccounts. No such charge is currently assessed.

Corporate Purchasers - Reduction of Charges

For sales of the Policy to corporations, banks or institutions in situations where we expect to incur lower than normal expenses, such as financial institutions, we reserve the right to reduce one or more of the charges or deductions described above or elsewhere in this Prospectus. We consider a number of factors to determine whether or not to expect expense reductions that would warrant a reduction of one or more charges or deductions. These may include but are not limited to:

     .    the nature of the corporate, bank or institutional purchaser;
     . the size of the case (either by number of insured lives or anticipated aggregate premium);
     .    the planned funding pattern for the case;
     .    the anticipated persistency of the case;
     .    reduced distribution expenses;
     .    reduced administrative expenses; or
     . any other factors that indicate reduced levels of risk, expenses or services to Owners.

In certain circumstances, charge and deduction reductions may be contractually guaranteed. Where there is no guarantee of such reductions, future experience with a category of reduced charge/deduction cases may cause us to discontinue or modify some or all of the reductions on a uniform basis for all Policies in the category.

                               TAX CONSIDERATIONS

Introduction

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the policy should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a rated basis and policies with term riders added and it is not clear whether such policies will in all cases satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the policies, such as the flexibility of a policy owner to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the policies do not give policy owners investment control over MONY America Variable Account L assets, we reserve the right to modify the policies as necessary to prevent a policy owner from being treated as the owner of the Variable Account assets supporting the policy.

In addition, the Code requires that the investments of MONY America Variable Account L be "adequately diversified" in order for the policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a policy should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, the policy owner will not be deemed to be in constructive receipt of the policy cash value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective policy owner should consult with a competent advisor to determine whether a policy transaction will cause the policy to be classified as a Modified Endowment Contract.

Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

     1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

     2) Loans taken from or secured by a policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

     3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the policy owner has attained age 591/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary or designated beneficiary. A corporate owner will not meet any of these exceptions.

If a policy becomes a modified endowment contract, distributions that occur during the contract year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the policy owner's investment in the policy and only after the recovery of all investment in the policy as taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes if policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with loans after the tenth policy year are less clear and a tax adviser should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy. Your investment in the policy is generally your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax-free.

Policy Loans. In general, interest on a policy loan will not be deductible. If a policy loan is outstanding when a policy is canceled or lapses, the amount of the outstanding in Outstanding Debt will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

Multiple Policies. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Withholding. To the extent that policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Continuation of Policy Beyond Age 95. The tax consequences of continuing the policy beyond the insured's 95th year are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the insured's 95th year.

Business Uses of Policy. Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Other Tax Considerations. The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the policy.

Our Income Taxes

Under current federal income tax law, we are not taxed on MONY America Variable Account L's operations. Thus, currently we do not deduct a charge from the Variable Account for federal income taxes. We reserve the right to charge MONY America Variable Account L for any future federal income taxes we may incur.

Under current laws, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                            OTHER POLICY INFORMATION

Right to Exchange Policy

During the first 24 months following the Policy Date, you may exchange your Policy for one where the investment experience is guaranteed. To accomplish this, the entire amount in the Subaccounts of the Variable Account is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. This serves as an exchange of your Policy for the equivalent of a flexible premium universal life policy. See "The Guaranteed Interest Account." No charge is imposed on the transfer when you exercise the exchange privilege.

Misstatement of Age or Gender

If the Insured's age or gender was misstated in an application, any Death Benefit will be adjusted as follows:

For adjustments made before the Insured's death, no charge will be made to the then current monthly deduction, but the subsequent monthly deductions will be adjusted to reflect such charges that would apply had the Policy been issued based on the correct age and gender.

For adjustments made at the time of the Insured's death, the Death Benefit payable will be adjusted to reflect the amount of coverage that would have been supported by the most recent monthly deduction under the Policy based on the then current insurance rate for the correct age and gender.

Suicide Exclusion

If the Insured commits suicide within two years from the issue date, we will limit the Death Benefit proceeds to the premium payments less any partial surrender amounts (and their fees) and any Outstanding Debt. If an Insured commits suicide within two years of the effective date of any unscheduled increase in the Specified Amount or Target Death Benefit, we will refund the cost of insurance charges made with respect to such increase.

Incontestability

The Policy limits our right to contest a Policy as issued, as increased, or as reinstated, except for material misstatements contained in the application after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Policy issue date, or effective date of the increase in Specified Amount or reinstatement.

Settlement Options

Death Proceeds, maturity benefit, or surrender value will be paid in one lump sum, unless requested otherwise. Any part of the Proceeds can be left with us and paid under a payment plan. During the Insured's life, you can choose a plan. A Beneficiary can choose a plan if you have not chosen one at the Insured's death. Please see your Policy for more information about the plans.

Legal Proceedings

The Company, like all other companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the Variable Account.

                             ADDITIONAL INFORMATION

Distribution Of The Policy

[To be completed by post-effective amendment]

We have entered into a distribution agreement with MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, to act as principal underwriter and for the distribution and sale of the Policies. MSC's principal business address is 1740 Broadway, New York, New York 10019. MSC is registered as a broker-dealer under the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MSC offers the policies through its registered representatives who are registered with the NASD and with the states in which they do business and are also appointed as licensed life insurance agents of the Company. More information about MSC and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

We pay sales commissions for the sale of the Policies. After issue of the Policy, representatives will earn a commission. Commissions vary based on whether the Policy is a Modified Endowment Contract or a non-Modified Endowment Contract, and whether it is issued by a Section 1035 exchange. Commissions may be paid more heavily in the first few years or on a more evenly distributed basis. The maximum commission for the first Policy year is 40% of Target Premiums, 15% for the second year, 12% for years three through five, and 10% for years six through ten. The maximum commission as a percentage of excess is 3%. The maximum trail commission for Policy years two through ten is 10 basis points and for years eleven and after is 15 basis points.

MSC will receive 12b-1 fees from certain of the Funds as compensation for providing certain distribution and shareholder support services.

Other Information

We filed a registration statement with the SEC under the Securities Act of 1933, as amended, for the Policies being offered here. This Prospectus does not include all of the information set forth in the registration statement (including the Statement of Additional Information), its amendments, and exhibits. Statements in this Prospectus about the content of the Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC. You may obtain these documents from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees, or by assessing the SEC's website at http//www.sec.gov.

                              POLICY ILLUSTRATIONS

Upon request, the Company will send you an illustration of future benefits under the Policy based on both guaranteed and current cost assumptions. You should obtain a personalized illustration before purchasing a Policy.

                             PERFORMANCE INFORMATION

We may advertise performance information for the Subaccounts of the Variable Account and the underlying portfolios in which the Subaccounts invest in advertisements, sales literature, or reports to Owners or prospective purchasers.

All performance we show will reflect the fees and charges assessed by the Funds and shown in the "Fee Table" in this Prospectus. Each performance presentation will identify the fees and charges deducted from performance, as well as the fees and charges not deducted from performance; if we were to show these omitted fees and charges, performance would be significantly lower.

You may always obtain a personalized illustration. This illustration will reflect the fees and charges assessed under the Policy that are applicable to you. These fees and charges include the sales charge, the tax charge, the cost of insurance charge, the mortality and expense risk charge, the administrative charge, and the fees and charges assessed by the Funds in which you invest.

Performance information may be compared, in reports and promotional literature, to:

  1. the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices to allow investors to compare results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

  2. other variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm that ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., which ranks such investment products on overall performance or other criteria; or

  3. the Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy.

Unmanaged indices may assume the reinvestment of dividends, but generally do not reflect deductions for administrative and management costs and expenses.

The performance data provided represents past performance and should not be considered indicative of future results.

                              FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Variable Account are contained in the SAI. You should distinguish the financial statements of the Company included in this Prospectus from the financial statements of the Variable Account. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies. You should not consider the financial statements of the Company as affecting investment performance of the assets held in the Variable Account.

                                    GLOSSARY

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

Account Value - The sum of the amounts under the Policy held in each Subaccount of MONY America Variable Account L, the Guaranteed Interest Account and the Loan Account.

Attained Age - The Insured's age on the Policy issue date plus the number of full years since the Policy issue date.

Beneficiary - The person or entity designated by the Owner to receive the Death Proceeds of the Policy.

Cash Value - The Account Value of the Policy plus any refund of sales charge.

Code - The Internal Revenue Code of 1986, as amended.

Company - MONY Life Insurance Company of America. "We," "us," or "our" refers to the Company.

Death Benefit - The benefit payable under a Policy upon the death of the Insured as determined as of the date of death.

Death Proceeds - The actual amount payable to the Beneficiary.

Enhanced Cash Value - The amount added to Cash Value should an Owner make a full surrender of the Policy in the first eight Policy years and meet the conditions of the Enhanced Cash Value Rider.

Fund - Any open-end management investment company or unit investment trust in which a Subaccount invests.

General Account - The assets of the Company other than those allocated to the Variable Account or any other segregated asset accounts of the Company.

Guaranteed Interest Account - This account is part of the General Account of the Company. The Owner may allocate all or a part of the Policy's Net Premium payments to this account. This account will credit the Owner with a fixed interest rate (which will not be less than 4.0%) declared by the Company.

Insured - The person whose life is insured under a Policy.

Loan Account - An account to which amounts are transferred from the Subaccounts of MONY America Variable Account L and the Guaranteed Interest Account as collateral for any loan the Owner requests. We will credit interest to the Loan Account at a rate not less than 4.0%. The Loan Account is part of the Company's General Account.

Monthly Anniversary Day - The same day in each month as the Policy Date. This day is shown on the Policy schedule.

Net Amount at Risk - The amount by which the base death benefit exceeds Account Value.

Net Premium - The premium paid less the sales charge and the tax charges.

Operations Center - The Company's service center at One MONY Plaza, P.O. Box 4830, Syracuse, New York 13221 - telephone number 1.800.487.6669.

Outstanding Debt - The unpaid balance of any loan which the Owner requests on the Policy. The unpaid balance includes accrued loan interest that is due and has not been paid by the Owner.

Owner - The Owner of the Policy as named in the Policy.

Policy - The Policy with any attached application(s), any riders, and any endorsements.

Policy Date - The date we authorize delivery of the Policy (the "Policy Release Date") or, if later, the Policy Date you request in your application. We use the Policy Date to determine Policy months and years, and Policy monthly, quarterly, semi-annual and annual anniversaries.

Scheduled Premium - A premium paid according to a payment schedule we establish with the Owner.

Specified Amount - The minimum Death Benefit for as long as the Policy remains in effect.

Subaccount - A subdivision of the Variable Account that invests exclusively in share of a Fund.

Target Death Benefit - The amount specified in the application for the Policy, or as changed by the Owner from time to time (Specified Amount) plus the Adjustable Term Insurance Rider's benefit amount. You only have a Target Death Benefit if you have an Adjustable Term Insurance Rider.

Unit Value - the measure of value in a Subaccount.

Valuation Date - Each day that the New York Stock Exchange is open for trading or any other day on which there is sufficient trading in the securities of a Fund portfolio to materially affect unit value of that Subaccount of MONY America Variable Account L.

Variable Account - MONY America Variable Account L, a segregated asset account of the Company into which you allocate premiums and transfer Account Value.

You or Your - The Owner as shown in the Policy.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT THE COMPANY .................................................  1
  MONY America Variable Account L ........................................................  1
FEDERAL BANK REGULATORY CONSIDERATIONS ...................................................  2
ADDITIONAL POLICY INFORMATION ............................................................  2
  The Policy .............................................................................  2
  Effect of Partial Surrenders on Account Value and Death Benefit Proceeds ...............  3
  State Variations .......................................................................  4
  Dividends ..............................................................................  4
  Other Changes To Your Policy ...........................................................  4
  Beneficiary ............................................................................  4
  Assignment .............................................................................  5
  Notification And Claims Procedures .....................................................  5
  The Portfolios .........................................................................  5
  Dollar-Cost Averaging And Automatic Rebalancing ........................................  6
  Settlement Plan/Settlement Provisions ..................................................  7
  Distribution Of The Policy .............................................................  8
  Legal Developments Regarding Unisex Actuarial Tables ................................... 10
  Report To Policy Owners ................................................................ 10
  Records And Accounts ................................................................... 10
  Legal Matters .......................................................................... 10
  Experts ................................................................................ 11
FINANCIAL STATEMENTS ..................................................................... 11
  Index To Financial Statements .......................................................... 12

[Outside Back Cover Page]

To learn more about the Policy, you should read the Statement of Additional Information ("SAI") dated the same date as this Prospectus. The Table of Contents for the SAI is on the last page of this Prospectus. For a free copy of the SAI, please contact your agent, call us toll-free at 1.800.487.6669, or write us at our Operations Center.

You may also contact your agent, call us toll-free, or write us at our Operations Center if you wish to receive personalized illustrations of an Insured's Death Benefits, Cash Values and Account Values, and to request other information about your Policy.

The SAI has been filed with the SEC and is incorporated by reference into this Prospectus and is legally a part of this Prospectus. You may review and copy information about us and the Policy (including the SAI) at the SEC's Public Reference Room in Washington, DC, or you may obtain information upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549-0102 or by accessing the SEC's website at http://www.sec.gov. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-4234.

                         MONY AMERICA VARIABLE ACCOUNT L

                       STATEMENT OF ADDITIONAL INFORMATION
                                       For
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                                    Issued by
                     MONY Life Insurance Company of America


                                  1740 Broadway
                               New York, NY 10019

                               Operations Center:
                                 One MONY Plaza
                                  P.O. Box 4830
                               Syracuse, NY 13221
                                 (800) 947-3593




This Statement of Additional Information ("SAI") contains additional information regarding the flexible premium variable life insurance policy (the "Policy") offered by MONY Life Insurance Company of America ("we," "us," "our," or the "Company"). Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated May 1, 2003 and the prospectuses for The Alger American Fund, Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Dreyfus Variable Investment Fund, Enterprise Accumulation Trust, Fidelity Variable Insurance Products, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust(SM), MONY Series Fund, Inc., PIMCO Variable Insurance Trust, The Universal Institutional Funds, Inc., T. Rowe Price Equity Series, Inc., and the Van Eck Worldwide Insurance Trust. You may obtain a copy of these prospectuses by writing or calling us at our Operations Center shown above.

      The date of this Statement of Additional Information is May 1, 2003.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT THE COMPANY ....................................  1
 MONY America Variable Account L ............................................  1
FEDERAL BANK REGULATORY CONSIDERATIONS ......................................  2
ADDITIONAL POLICY INFORMATION ...............................................  2
 The Policy .................................................................  2
 Effect of Partial Surrenders on Account Value and Death Benefit Proceeds ...  3
 State Variations ...........................................................  4
 Dividends ..................................................................  4
 Other Changes To Your Policy ...............................................  4
 Beneficiary ................................................................  4
 Assignment .................................................................  5
 Notification And Claims Procedures .........................................  5
 The Portfolios .............................................................  5
 Dollar-Cost Averaging And Automatic Rebalancing ............................  6
 Settlement Plan/Settlement Provisions ......................................  7
 Distribution Of The Policy .................................................  8
 Legal Developments Regarding Unisex Actuarial Tables ....................... 10
 Report To Policy Owners .................................................... 10
 Records And Accounts ....................................................... 10
 Legal Matters .............................................................. 10
 Experts .................................................................... 11
FINANCIAL STATEMENTS ........................................................ 11
 Index To Financial Statements .............................................. 12

                    Additional Information About The Company

MONY Life Insurance Company of America issues the Policy. The Company is the corporate successor of VICO Credit Life Insurance Company incorporated in Arizona on March 6, 1969, and currently licensed to sell life insurance and annuities in 49 states (not including New York), the District of Columbia, the U.S. Virgin Islands, and Puerto Rico.

We are a wholly owned subsidiary of MONY Life Insurance Company ("MONY"). The principal office of both MONY and the Company is located at 1740 Broadway, New York, New York 10019. MONY was organized as a mutual insurance company under the laws of the State of New York in 1842 under the name The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the Company under the Policy or on MONY America Variable Account L.

MONY Securities Corporation, a wholly owned subsidiary of MONY is the principal underwriter for the Policies.

We have a service agreement with MONY, whereby MONY provides us with the personnel, facilities and other resources reasonably necessary for the conduct of our business. These services are provided on a cost reimbursement basis. We intend to administer the Policies ourselves, utilizing the services provided by MONY and Andesa TPA, Inc. to meet our obligations under the Policies.

We are subject to the laws of the State of Arizona governing insurance companies and to regulation by the Commissioner of Insurance of Arizona. In addition, we are subject to the insurance laws and regulations of the other states and jurisdictions in which we are licensed to operate or may become licensed to operate. We must file an annual statement in a prescribed form with the Commissioner of Insurance of Arizona and with regulatory authorities of other states on or before March 1st of each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

Mony America Variable Account L

The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"), and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management of investment practices or policies by the SEC.

                     Federal Bank Regulatory Considerations

                                     SAI-1

To assist banks in determining whether to purchase a corporate-owned life insurance ("COLI") policy such as the policy, the Office of the Comptroller of the Currency ("OCC") has established guidelines describing several factors that national banks should consider. On July 20, 2000, the OCC issued Bulletin 2000-23 that outlines certain supervisory considerations a bank should consider before purchasing a COLI policy. These include the following:

     . The bank should determine the need for insurance by identifying the specific risk of loss or obligation to be insured against;

     . Using the cost of insurance and the time value of money, the bank should ensure that the amount of insurance purchased is not excessive;

     . The bank should consider using a vendor to purchase the COLI policy which could work with the bank in designing, negotiating, and administering/servicing the COLI policy;

     . Because of the long duration of the COLI policy, the bank should consider the characteristics of the policy as well as the insurance company's credit rating, general reputation and experience in the marketplace;

     . The bank should consider whether the benefits to be derived from the COLI policy will achieve the bank's objectives;

     . The bank should determine that any compensation provided by COLI used in a split-dollar arrangement (i.e., where the employer and employee share the rights to a policy's cash surrender value and death benefits) combined with all other compensation is not excessive;

     . The bank should analyze the transaction, credit, interest rate, liquidity, compliance and price risk it will be subject to with its purchase of the COLI policy; and

     . The bank should consider alternatives to the purchase of a COLI policy and document its decision concerning its COLI policy purchase.

The OCC also indicates that purchasing insurance to indemnify a bank against a specific risk does not relieve the bank from other responsibilities relating to managing that risk.

                          Additional Policy Information

The Policy

The Policy, a copy of the initial application, any subsequent applications to change the Policy, any endorsements, riders, and all additional Policy information sections (specification pages) added to the Policy make up the entire contract between us and the Owner. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations

                                     SAI-2
and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

Effect of Partial Surrenders On Account Value and Death Benefit Proceeds

When a partial surrender is made and you selected Death Benefit Option 1, the Target Death Benefit and the base death benefit of your Policy is generally decreased by the amount of the partial surrender (plus its fee). If the reduced base death benefit is less than the Specified Amount in force on that day, the Specified Amount will be decreased to equal that reduced base death benefit.

The Target Death Benefit in force must also be adjusted as follows:

     1) if the base death benefit before the partial surrender is less than the Target Death Benefit, the Target Death Benefit will be reduced by the amount of the partial surrender (plus its applicable fee), less the amount of the partial surrender.

     2) if the base death benefit before the partial surrender is greater than or equal to the Target Death Benefit, the Target Death Benefit under the Policy is reduced by the lesser of:

               a) the amount of the partial surrender, plus its applicable fee; or

               b) the amount, if any, that the Target Death Benefit exceeds the difference between the base death benefit and the amount of the partial surrender including any applicable fee.

When a partial surrender is made and you selected Death Benefit Option 2, the Target Death Benefit is generally decreased by the amount of the partial surrender (plus the amount of the partial surrender fee). The partial surrender will not change the Specified Amount of the Policy. However, the partial surrender will reduce the base death benefit by the amount of the partial surrender. If the Option 2 Death Benefit is based upon the Cash Value times the death benefit percentage, a partial surrender may cause the base death benefit to decrease by an amount greater than the amount of the partial surrender. The Target Death Benefit under the Policy is reduced by:

     1) if the base death benefit before the partial surrender is less than the Target Death Benefit, the Target Death Benefit will be reduced by the amount of the partial surrender (plus its applicable fee); or

     2) if the base death benefit prior to the partial surrender is greater than the Target Death Benefit, the Target Death Benefit will be reduced by the lesser of:

               a) the amount of the partial surrender, plus its applicable fee; or

                                     SAI-3

               b) the amount, if any, that the Target Death Benefit exceeds the difference between the base death benefit and the amount of the partial surrender.

State Variations

Any state variations in the Policy are covered in a special policy form for use in that state. The prospectus and SAI provide a general description of the Policy. Our Policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your Policy and its endorsements and riders, if any, contact our Operations Center.

Dividends

This Policy is non-participating.  We do not pay dividends on the Policy.

Other Changes to Your Policy

At any time, we may make such changes in the Policy as are necessary:

     . to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code;

     . to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or

     . to reflect a change in the operation of the Variable Account, if allowed by the Policy.

Beneficiary

The Beneficiary is the individual named as such in the application or any later change shown in our records. We will pay the Death Benefit Proceeds to the Beneficiary. Unless otherwise provided, the Beneficiary must be living at the time of the Insured's death to receive the Proceeds. The Owner may designate contingent and/or concurrent Beneficiaries as well as permanent Beneficiaries. The Owner may change the Beneficiary at any time during the Insured's life. We will need the written consent of any permanent Beneficiaries to make a change.

To make a change, the Owner must submit a written request on a form we provide to our Operations Center. The change will take effect as of the date you sign the request.

Unless otherwise provided, if no designated Beneficiary is living when the Insured dies, the Owner or the Owner's estate will be the Beneficiary.

Assignment

                                     SAI-4

You may assign your Policy as collateral to secure a loan or other obligation. No assignment will bind us unless you send the original or a copy of the written notice of the assignment to us at our Operations Center. The assignment will take effect once we have recorded the assignment.

An assignment does not change the ownership of the Policy. However, after an assignment, the rights of any Owner or Beneficiary will be subject to the assignment. The entire Policy, including any attached payment option or rider, will be subject to the assignment. We will rely solely on the statement of the assignee as to the amount of his or her interest. We will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights granted by this Policy except: (a) the right to change the Owner or Beneficiary; and (b) the right to elect a payment option. Assignment of a Policy that is a modified endowment contract may generate taxable income. Consult the section on "Tax Considerations" in the Prospectus for more information.

Notification And Claims Procedures

Any election, designation, change, assignment, or request made by you must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the Policy be returned for any Policy change or upon its surrender.

If an Insured dies while the Policy is in effect, notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of age and a certified copy of a death certificate. The Company may also require the Beneficiary and the Insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the Insured, including but not limited to medical records of physicians and hospitals used by the Insured.

The Portfolios

Shares of Fund portfolios are not sold directly to the general public. They are offered to insurance company separate accounts to support variable annuity and variable life insurance contracts and to qualified plans.

When shares are sold to both variable life and variable annuity separate accounts, this is called "mixed funding." When shares are sold to insurance companies that are not affiliated with each other, this is called "shared funding."

Currently, the Company does not foresee any disadvantages to Owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, the Company might be required to withdraw the investment of one or more of

                                     SAI-5
its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices. See the prospectuses for the Funds.

We will purchase shares of the portfolios at net asset value (i.e., without a sales load) and direct them to the corresponding Subaccount. We will redeem sufficient shares of the appropriate portfolios at net asset value to make payments under the Policies. In general, we will automatically reinvest all dividends and capital gains distributions received from a portfolio in shares of that portfolio at net asset value. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in Unit Values. We may, on behalf of the Variable Account, elect not to reinvest dividends and capital gains distributions.

Dollar-Cost Averaging And Automatic Rebalancing

We offer dollar-cost averaging and automatic rebalancing services at no charge to you. Transfers as a result of dollar-cost averaging and automatic rebalancing do not count toward the 12 free transfers per Policy year. We may terminate these services at any time and may charge for these services in the future, but will give you 30 days notice before we terminate or charge for a service. These services involve the sale of units in one or more Subaccounts and the purchase of units in one or more other Subaccounts. Thus, this may result in a loss of Account Value.

If you elect both dollar-cost averaging and automatic rebalancing, we will process the dollar-cost averaging transfer before we process the automatic rebalancing transfer. Neither dollar-cost averaging nor automatic rebalancing guarantee an investment gain or protect against an investment loss.

Dollar-Cost Averaging. We offer dollar-cost averaging to Owners with Account Value allocated to the Money Market Subaccount. The main objective of dollar-cost averaging is to protect Account Value from short-term price fluctuations. Under dollar-cost averaging, the same dollar amount is transferred to other Subaccounts each period. Therefore, more units are purchased in a Subaccount if the value per unit that period is low, and fewer units are purchased if the value per unit that period is high. This plan of investing keeps you from investing too much when prices of shares are high and too little when prices of shares are low.

You may elect dollar-cost averaging by completing and returning the form we provide to our Operations Center. Once you elect the service, we will transfer a designated dollar amount of Account Value from the MONY Series Fund, Inc. Money Market Subaccount to one or more other Subaccounts each period. You may elect that the transfers occur monthly or quarterly. Dollar-cost averaging transfers may not be made to the Guaranteed Interest Account. You may terminate dollar-cost averaging at a designated date or when the Money Market Subaccount reaches a pre-defined minimum balance.

Each dollar-cost averaging transfer must be for at least $250. Automatic monthly transfers will take place on the 10/th/ day of each calendar month; automatic quarterly transfers take place on the 10/th/ day of the last month of each calendar quarter. If you elect dollar-cost averaging at the time

                                     SAI-6
of Policy application, we will begin transfers in the appropriate calendar month following the completion of the Right to Return Policy period. If you elect dollar-cost averaging after we issue the Policy, we will begin transfers in the appropriate calendar month which is at least 30 days following our receipt of your request for dollar-cost averaging. If, at the time of any transfer, the amount in the Money Market Subaccount is equal to or less than the amount elected to be transferred, we will transfer the entire remaining balance and dollar-cost averaging will end. You may change the amount of or the Subaccounts to which we transfer Account Value once each Policy year. You may cancel dollar-cost averaging at any time by sending notice to our Operations Center which is received at the Center at least 10 days before the next transfer date.

Automatic Rebalancing. Automatic rebalancing is a method for maintaining a balanced approach to allocating Account Value among Subaccounts and simplifying the process of asset allocation over time. You may elect automatic rebalancing when you apply for a Policy is or at any time thereafter by completing and returning to us at the Operations Center the form we provide. Automatic rebalancing matches Subaccount Account Value allocations over time to the most recently filed allocation percentages for new premiums allocated to the Subaccounts. As of the 10/th/ day of the last month of each calendar quarter, we will automatically re-allocate the amounts in each of the Subaccounts into which you allocated premiums to match the premium allocation percentages. This will rebalance Subaccount Account Values that may be out of line with the allocation percentages you indicated, which may result, for example, from Subaccounts that underperform other Subaccounts during certain quarters. We will not rebalance allocations to the Guaranteed Interest Account.

If you elect automatic rebalancing with your Policy application, the first transfer will occur on the 10/th/ day of the last month of the calendar quarter which begins after the end of the Right to Return Policy period. If you elect automatic rebalancing after we issue the Policy, we will begin as of the 10/th/ day of the last month of the calendar quarter which follows our receipt of your notification at our Operations Center.

The automatic rebalancing feature percentages may be adjusted by changing the Policy's premium allocation percentages. If the automatic rebalancing feature is active on a Policy and a premium allocation which does not meet the Company's requirement is received, the Company will notify the Owner that the allocation must be changed; any such request will not be processed unless a request for discontinuance of automatic rebalancing is received.

You may terminate automatic rebalancing at any time, so long as we receive your notice of termination at our Operations Center at least 10 days prior to the next scheduled transfer.

Settlement Plan/Settlement Provisions

[To be completed in a post-effective amendment]

Distribution Of The Policy

[To be completed in a post-effective amendment]

                                     SAI-7

MSC is the principal underwriter for the Policies. MSC may enter into selling agreements with other broker dealers that are members of the NASD and whose representatives are authorized by applicable law to sell variable life insurance policies. Commissions paid to these broker dealers for their representatives will not exceed the commissions described in the prospectus. MSC may pay additional compensation from its own resources to broker-dealers based on the level of Policy sales or premium payments.

MSC also acts as principal underwriter for other variable products and distributes non-proprietary variable products and mutual funds.

We offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

MSC received compensation with respect to the policies offered through the Variable Account in the following amounts during the periods indicated:

--------------------------------------------------------------------------------
                                                         Aggregate Amount of
                                               Commissions Retained by MSC After
     Fiscal      Aggregate Amount of      Payments to its Registered Persons and
   year     Commissions Paid to MSC*             Other Broker-Dealers
--------------------------------------------------------------------------------
   2000            $ 19,810,966                   $
--------------------------------------------------------------------------------
   2001            $ 17,532,005                   $
--------------------------------------------------------------------------------
   2002            $                              $
--------------------------------------------------------------------------------
* Includes sales compensation paid to registered persons of MSC.

MSC passes through commissions it receives and does not retain any override as distributor for the Policies. However, under the distribution agreement with MSC, we pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Policies. We also pay for MSC's operating and other expenses as it relates to the Policies.

Because sales representatives of MSC are also insurance agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers. These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements. Sales of the Policies may help sales representatives qualify for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, MSC sales representatives who meet certain Company productivity, persistency and length of service standards may be eligible for additional compensation.

                                     SAI-8

We may pay certain broker-dealers an additional bonus after the first Policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular Policy year. These broker-dealers may share the bonus or other additional compensation with their sales representatives. In addition, we may reimburse these broker-dealers for portions of their Policy sales expenses.

Certain Funds have adopted a distribution plan in connection with its 12b-1 shares and pay MSC for its costs in distributing these shares, all or some of which may be passed on to a selling broker-dealer that has entered into a selling agreement with MSC. Each distribution plan has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees to those who sell and distribute fund shares out of fund assets. The 12b-1 fees are in consideration of distribution services and expenses incurred in the performance of MSC's obligations under an agreement with that Fund. Under the distribution plans up to __% is paid to MSC for its distribution-related services and expenses under this agreement. The advisers for certain Funds may, from time to time use their management fee revenue, as well as their past profits or their other resources as may be permitted by regulatory rules, to make payments for distribution services to MSC, which may in turn pay part or all of such compensation to a broker-dealer of record with whom it has entered into a selling agreement.

Sales charges deducted from premium payments, as well as Proceeds from the contingent deferred sales charge on the Policies are retained by us and used to defray the expenses we incur in paying for distribution-related services under the distribution agreement, such as the payment of commissions. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy Owners or the Variable Account.

From time to time the Company, in conjunction with MSC, may conduct special sales programs.

Legal Developments Regarding Unisex Actuarial Tables

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states which require "unisex" policies (currently Montana), are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy.

Report To Policy Owners

                                     SAI-9

We will send a statement to each Owner at least annually that: (a) sets forth a summary of the transactions which occurred since the date of the last statement; and (b) indicates the Death Benefit, Specified Amount, Account Value, Cash Value, and any Outstanding Debt.

In addition, the statement will indicate your allocation of Account Value among the Guaranteed Interest Account, the Loan Account, and the Subaccounts, along with any other information required by law. Confirmations will be sent out to you upon premium payments, transfers, loans, loan repayments, partial surrenders, and surrenders.

Each Owner will also receive an annual report and a semiannual report that contains the financial statements of the Variable Account and the Funds. The Funds' statement will include a list of the portfolio securities held by the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required under the federal securities laws.

Records And Accounts

We will maintain all records and accounts relating to the Variable Account and the Funds. We will handle all financial transactions. All reports required to be made and information required to be given will be provided by Andesa on our behalf.

Legal Matters

Legal matters in connection with the Policy have been passed on by Arthur D. Woods, Vice President - Variable Products and Broker-Dealer Operations Counsel of the MONY Life Insurance Company of America. Robert Levy, Vice President - Chief Tax and Benefits Counsel of MONY Life Insurance Company of America has passed upon legal matters relating to the federal income tax laws.

Experts

The Financial Statements have been included in this SAI, which is a part of the registration statement, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters included in the prospectus and/or SAI have been examined by Pamela Duffy, Vice President of MONY, as stated in her opinion filed as an exhibit to the registration statement.

                              Financial Statements

This SAI contains the audited statements of assets and liabilities of the Variable Account as of December 31, 2002 and the related statements of operations and statements of changes in net assets for each of the three years in the period then ended. PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, New York, 10036, serves as independent accountants for the Variable Account.

                                     SAI-10

Our statements of financial condition as of December 31, 2001 and 2000 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2002, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                     SAI-11

[To be Filed By Post-Effective Amendment]

                                     SAI-12

                                     PART C

                                OTHER INFORMATION

Item 27. Exhibits

     1. Board of Directors Resolution.

          a) Resolution of the Board of Directors of MONY Life Insurance Company of America authorizing establishment of MONY America Variable Account L (1)

     2. Custodian Agreements. Not applicable.

     3. Underwriting Contracts.

          a) Underwriting Agreement between MONY Life Insurance Company of America, MONY Series Fund, Inc. and MONY Securities Corp. (2)

          b) Proposed specimen agreement between MONY Securities Corp. and registered representatives (3)

          c)   Commission schedule (with Commission Contract) (4)

     4. Contracts.

          a)   Form of Policy (5)

          b)   Form of Adjustable Term Insurance Rider (29)

          c)   Form of Enhanced Cash Value Rider (29)

          d)   Form of Guaranteed Death Benefit Rider (29)

          e)   Form of Maturity Extension Rider (29)

     5. Applications.

          a) Application Form for Flexible Premium Variable Universal Life Insurance Policy (29)

     6. Depositor's Certificate of Incorporation and By-Laws.

          a) Articles of Incorporation and By-Laws of MONY Life Insurance Company of America (6)

     7. Reinsurance Contracts (20)

     8. Participation Agreements.

          a) Participation Agreement among The Alger American Fund, MONY Life Insurance Company of America, and Fred Alger & Company, Incorporated (7)

          b) Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company
               (8)

          c) Participation Agreement among the Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., the Dreyfus Life and Annuity Index Fund, Inc. (d/b/a/ Dreyfus Stock Index Fund) and MONY Life Insurance Company of America (9)

          d) Participation Agreement among Fidelity Distributors Corporation, Variable Insurance Products Fund and MONY Life Insurance Company of America (10)

          e) Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., INVESCO Distributors, Inc. and MONY Life Insurance Company of America (11)

          f) Participation Agreement among Janus Aspen Series and MONY Life Insurance Company of America (12)

          g) Participation Agreement among Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and MONY Life Insurance Company of America
               (13)

          h) Participation Agreement among MFS Variable Insurance Trust, MONY Life Insurance Company of America and Massachusetts Financial Services Company (14)

          i) Participation Agreement among MONY Series Fund, Inc. and MONY Life Insurance Company of America (20)

          j) Participation Agreement among Morgan Stanley Dean Witter Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc., Miller Anderson & Sherrerd, LLP and MONY Life Insurance Company of America (15)

          k) Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and MONY Life Insurance Company of America (16)

          l)   Participation Agreement among T. Rowe Price Equity Series, Inc.,
               T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and MONY Life Insurance Company of America (17)

          m) Participation Agreement among Van Eck Worldwide Insurance Trust and MONY Life Insurance Company of America (20)

     9.  Administrative Contracts.

          a) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company America (18)

          b) Third Party Administration and Transfer Agent Agreement between Andesa TPA, Inc. and The Mutual Life Insurance Company of New York (19)

     10. Other Material Contracts. Not applicable.

     11. Legal Opinion.

          a)   Opinion and consent of Arthur D. Woods, Esq. (20)

          b)   Consent of Robert Levy, Esq. (20)

     12. Actuarial Opinion.

          a)   Opinion and consent of Pamela Duffy (20)

     13. Calculations. (20)

     14. Other Opinions.

          a)   Consent of PricewaterhouseCoopers LLP (20)

     15. Omitted Financial Statements. No financial statements are omitted from
         Item 24.

     16. Initial Capital Agreements. Not Applicable.

     17. Redeemability Exemption Memorandum (20)

     18. Powers of Attorney

          (a) Power of Attorney for Michael I. Roth, Director, Chairman of the Board and Chief Executive Officer (21)

          (b) Power of Attorney for Samuel J. Foti, Director, President and Chief Operating Officer (22)

          (c) Power of Attorney for Kenneth M. Levine, Director and Executive Vice President (23)

          (d) Power of Attorney for Richard Daddario, Director, Vice President and Controller (24)

          (e) Power of Attorney for Michael Slipowitz, Director, Vice President and Actuary (25)

          (f) Power of Attorney for Margaret G. Gale, Director and Vice President (26)

          (g) Power of Attorney for Steven G. Orluck, Director and Vice President (27)

          (h)  Power of Attorney for Evelyn L. Peos, Director and Vice President
               (28)

          (i) Power of Attorney for Richard E. Connors, Director and Vice President (20)

--------------------------------------------

(1) Incorporated herein by reference to Exhibit 1.(a) to the registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(2) Incorporated herein by reference to Exhibit 3(a) to pre-effective amendment number 1 to registration statement on Form S-6 (File No. 33-82570) filed on January 6, 1995.

(3) Incorporated herein by reference to Exhibit 3(b) of pre-effective amendment number 1 to registration statement on Form N-4 (File No. 33-37722) filed on December 17, 1990.

(4) Incorporated herein by reference to Exhibit 3(c) to post-effective amendment number 1 to registration statement on Form S-6 (File No. 333-06071) filed on November 18, 1996.

(5) Incorporated herein by reference to Exhibit 5 to post-effective amendment number 1 to registration statement on Form S-6 (File No. 333-06071) filed on November 18, 1996.

(6) Incorporated herein by reference to Exhibits 6(a) and 6(b), respectively, to registration statement (File No. 33-13183) filed on April 6, 1987.

(7) Incorporated herein by reference to Exhibit 99.8(E) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(8) Incorporated herein by reference to Exhibit (8)(a) to post-effective amendment number 7 to registration statement on Form N-4 (File No. 333-72259) filed on April 18, 2001.

(9) Incorporated herein by reference to Exhibit 99.8(F) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(10) Incorporated herein by reference to Exhibit 99.8(G) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(11) Incorporated herein by reference to Exhibit 99.8(J) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(12) Incorporated herein by reference to Exhibit 99.8(K) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(13) Incorporated herein by reference to Exhibit 99.8(L) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(14) Incorporated herein by reference to Exhibit 99.8(M) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(15) Incorporated herein by reference to Exhibit 99.8(P) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(16) Incorporated herein by reference to Exhibit 99.8(N) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(17) Incorporated herein by reference to Exhibit 99.8(O) of post-effective amendment number 21 to the Form S-6 registration statement (File No. 333-06071) filed on May 31, 2002.

(18) Incorporated herein by reference to Exhibit 5(ii) to pre-effective amendment to registration statement (File No. 2-95501) filed on July 19, 1985.

(19) Incorporated herein by reference to Exhibit 9.(a) to the registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(20)   To be filed by post-effective amendment.

(21) Incorporated herein by reference to Exhibit 18.(a) to the registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(22) Incorporated herein by reference to Exhibit 18.(b) to the registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(23) Incorporated herein by reference to Exhibit 18.(c) to the registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(24) Incorporated herein by reference to Exhibit 18.(d) to the registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(25) Incorporated herein by reference to Exhibit 18.(e) to the registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(26) Incorporated herein by reference to Exhibit 18.(g) to the registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(27) Incorporated herein by reference to Exhibit 18.(h) to the registration statement (File No. 333-102233) filed on December 27, 2002 on Form N-6.

(28) Incorporated herein by reference to Exhibit 18.(i) to the registration statement (File No. 333-102233) filed on December 27, 2002 on Form N-6.

(29) Filed herewith.

______________________

Item 28. Directors and Officers of the Depositor

              Name and Principal Business Address*                        Position and Offices with Depositor
              ------------------------------------                        -----------------------------------
Michael I. Roth ...............................................    Director, Chairman of the Board and Chief
                                                                   Executive Officer
Samuel J. Foti ................................................    Director, President and Chief Operating Officer
Kenneth M. Levine .............................................    Director and Executive Vice President
Richard Daddario ..............................................    Director, Vice President and Controller
Michael Slipowitz .............................................    Director, Vice President and Actuary
Margaret G. Gale ..............................................    Director and Vice President
Steven G. Orluck ..............................................    Director and Vice President
Evelyn L. Peos ................................................    Director and Vice President
Sam Chiodo. ...................................................    Vice President
William D. Goodwin ............................................    Vice President
Richard E. Connors ............................................    Director
David S. Waldman ..............................................    Secretary
David V. Weigel ...............................................    Treasurer

  * Principal business address is c/o MONY Life Insurance Company of America, 1740 Broadway, New York, New York, 10019.

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

     No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY Life Insurance Company ("MONY").

     The following is a diagram showing all corporations directly or indirectly controlled by or under common control with MONY Life Insurance Company of America, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship.

----------------------------------------------------------------------------------------------------
                                                     Percent of Voting
             Name              Jurisdiction          Securities Owned         Principal Business
----------------------------------------------------------------------------------------------------
                                                                               Insurance Holding
      The MONY Group Inc.        Delaware                                            Company
----------------------------------------------------------------------------------------------------
      MONY Life Insurance                           100% owned by The
           Company              New York             MONY Group Inc.               Insurance
----------------------------------------------------------------------------------------------------
                                                    100% owned by The
    The Advest Group, Inc.       Delaware            MONY Group Inc.            Life Insurance
----------------------------------------------------------------------------------------------------
    Lebenthal & Co., Inc.                        100% indirectly owned by
    Municipal Securities         New York           The MONY Group Inc.           Securities
----------------------------------------------------------------------------------------------------
      MONY Life Insurance                        100% indirectly owned by
      Company of America         Arizona            The MONY Group Inc.         Life Insurance
----------------------------------------------------------------------------------------------------
      Sagamore Financial                         100% indirectly owned by     Insurance Holding
         Corporation              Ohio              The MONY Group Inc.             Company
----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
  Matrix Capital Markets                                     100% owned by The
       Group, Inc.                    Virginia                 MONY Group Inc.              Business Brokerage
------------------------------------------------------------------------------------------------------------------
                                                             100% owned by The
 PCP Benefit Plans, Ltd.              New York                 MONY Group Inc.                   Insurance
------------------------------------------------------------------------------------------------------------------
                                                             100% owned by The
 MONY Series Fund, Inc.               Maryland                 MONY Group Inc.                 Mutual Funds
------------------------------------------------------------------------------------------------------------------
 Enterprise Accumulation                                   100% indirectly owned by
           Trust                    Massachusetts             The MONY Group Inc.              Mutual Funds
------------------------------------------------------------------------------------------------------------------
   U.S. Financial Life                                     100% indirectly owned by
    Insurance Company                    Ohio                 The MONY Group Inc.               Insurance
------------------------------------------------------------------------------------------------------------------
   Financial Marketing                                      99% indirectly owned by
       Agency, Inc.                      Ohio                 The MONY Group Inc.        Insurance Distribution
------------------------------------------------------------------------------------------------------------------
  Matrix Private Equities,                                   100% owned by The
            Inc.                       Virginia               MONY Group Inc.                   Investments
------------------------------------------------------------------------------------------------------------------
    MONY International                                     100% indirectly owned by
      Holdings, Inc.                   Delaware               The MONY Group Inc.            Holding Company
------------------------------------------------------------------------------------------------------------------
         MONY Asset                                         100% indirectly owned by
     Management, Inc.                  Delaware               The MONY Group Inc.              Investments
------------------------------------------------------------------------------------------------------------------
       MONY Capital                                        100% indirectly owned by
     Management, Inc.                  Delaware               The MONY Group Inc.              Investments
------------------------------------------------------------------------------------------------------------------
     MONY Agricultural                                     100% indirectly owned by
 Investment Advisers, Inc.             Delaware               The MONY Group Inc.        Agricultural Investment
------------------------------------------------------------------------------------------------------------------
   MONY Realty Capital,                                    100% indirectly owned by
            Inc.                       Delaware               The MONY Group Inc.               Real Estate
------------------------------------------------------------------------------------------------------------------
     MONY Life Insurance
  Company of the Americas,                                 100% indirectly owned by
            Ltd                    Cayman Islands             The MONY Group Inc.             Life Insurance
------------------------------------------------------------------------------------------------------------------
    MONY Bank & Trust
  Company of the Americas,                                 100% indirectly owned by
            Ltd                    Cayman Islands             The MONY Group Inc.                Banking
------------------------------------------------------------------------------------------------------------------
     MONY Consultoria e
   Corretagem de Seguros                                   100% indirectly owned by
           Ltda.                       Brazil                 The MONY Group Inc.               Insurance
------------------------------------------------------------------------------------------------------------------
   MONY International Life
  Insurance Co. Seguros de                                 100% indirectly owned by
         Vida S.A.                    Argentina               The MONY Group Inc.               Insurance
------------------------------------------------------------------------------------------------------------------
     MONY Securities                                       100% indirectly owned by
       Corporation                    New York                The MONY Group Inc.             Broker-Dealer
------------------------------------------------------------------------------------------------------------------
                                                           100% indirectly owned by
    1740 Advisers, Inc.               New York                The MONY Group Inc.              Investments
------------------------------------------------------------------------------------------------------------------
                                                           100% indirectly owned by
     MONY Assets Corp.                New York                The MONY Group Inc.              Investments
------------------------------------------------------------------------------------------------------------------
     Enterprise Capital                                    100% indirectly owned by
      Management, Inc.                Georgia                 The MONY Group Inc.              Mutual Fund
------------------------------------------------------------------------------------------------------------------
   MONY Realty Partners,                                   100% indirectly owned by
           Inc.                       Delaware                The MONY Group Inc.              Real Estate
------------------------------------------------------------------------------------------------------------------
                                                           100% indirectly owned by
     1740 Ventures, Inc.              New York                The MONY Group Inc.              Investments
------------------------------------------------------------------------------------------------------------------
                                                           100% indirectly owned by
    MONY Brokerage, Inc.              Delaware                The MONY Group Inc.         Insurance Distributor
------------------------------------------------------------------------------------------------------------------
     Trusted Investment                                    100% indirectly owned by
      Advisors Corp.                 Minnesota                The MONY Group Inc.              Broker-Dealer
------------------------------------------------------------------------------------------------------------------
     Trusted Insurance
  Advisors General Agency                                  100% indirectly owned by
            Corp.                    Minnesota                The MONY Group Inc.            Insurance Agency
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
      Trusted Securities                                    100% indirectly owned by
        Advisors Corp.                 Minnesota              The MONY Group Inc.              Broker-Dealer
--------------------------------------------------------------------------------------------------------------------
        MONY Benefits                                       100% indirectly owned by
      Management Corp.                 Delaware               The MONY Group Inc.             Benefits Manager
--------------------------------------------------------------------------------------------------------------------
      Enterprise Fund                                       100% indirectly owned by
     Distributors, Inc.                Delaware               The MONY Group Inc.         Mutual Fund Distributors
--------------------------------------------------------------------------------------------------------------------
       Trusted Advisors                                     100% indirectly owned by
    Insurance Agency, Inc.           Massachusetts            The MONY Group Inc.                Insurance
--------------------------------------------------------------------------------------------------------------------
    MONY Benefits Service                                   100% indirectly owned by
            Corp.                      Delaware               The MONY Group Inc.           Plan Administration
--------------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                                  100% indirectly owned by
        Alabama, Inc.                  Alabama                The MONY Group Inc.         Insurance Distribution
--------------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                                  100% indirectly owned by
          Ohio, Inc.                     Ohio                 The MONY Group Inc.         Insurance Distribution
--------------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                                  100% indirectly owned by
      Massachusetts, Inc.            Massachusetts            The MONY Group Inc.         Insurance Distribution
--------------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                                  100% indirectly owned by
         Texas, Inc.                    Texas                 The MONY Group Inc.         Insurance Distribution
--------------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                                  100% indirectly owned by
       New Mexico, Inc.                New Mexico             The MONY Group Inc.         Insurance Distribution
--------------------------------------------------------------------------------------------------------------------
   MBI Insurance Agency of                                  100% indirectly owned by
      Washington, Inc.                Washington              The MONY Group Inc.         Insurance Distribution
--------------------------------------------------------------------------------------------------------------------

Item 30. Indemnification

Article VI of MONY Life Insurance Company of America's By-Laws provides, in part:

         Section 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

         Section 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding officer, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

    (a) Other Activity. MONY Securities Corporation ("MSC") is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, as amended. MSC also acts as [position] for [name of each investment company for which MSC also acts as principal underwriter, sponsor, or investment adviser.]

    (b) Management. The following information is furnished with respect to the officers and directors of MSC:

        Name and Principal                  Positions and Offices             Positions and Offices
         Business Address*                         with MSC                        with Depositor
         -----------------                     ----------------               ---------------------
Victor Ugolyn .....................   Director and Chairman of the Board
Phillip D'Ambrisi .................   Director, President and Chief
                                      Executive Officer
Christopher Adirente ..............   Director
Charles P. Leone ..................   Director
John M. Purcell ...................   Senior Vice President--Marketing
Tara L. Eirich ....................   Senior Vice President--Operations
John C. Norton ....................   Senior Vice President--Chief
                                      Compliance Officer
Alexandra J. Romero ...............   Vice President--Compliance
James N. Gould ....................   Vice President
Jeffrey M. Harrison ...............   Vice President
Arthur D. Woods ...................   Secretary                                      Vice President
Tamara L. Bronson .................   Treasurer
Timothy Looney ....................   Financial Principal

* Principal business address is c/o MONY Life Insurance Company of America, 1740 Broadway, New York, New York 10019.

    c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

         (1)                      (2)                     (3)                (4)                 (5)
       Name of             Net Underwriting
      Principal              Discounts and          Compensation on         Brokerage
     Underwriter              Commissions              Redemption          Commissions      Compensation
     -----------            --------------             ----------          -----------      ------------
         MSC                                 [To be added by post-effective amendment]

Item 32. Location of Accounts and Records

         All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by MONY Life Insurance Company of America, 1740 Broadway, New York, New York 10019 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13221.

Item 33. Management Services

         All management contracts are discussed in Part A or Part B.

Item 34. Fee Representation

         MONY Life Insurance Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company of America.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MONY America Variable Account L and MONY Life Insurance Company of America have duly caused Post-Effective Amendment No. 21 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York and the State of New York, on this 27th day of February, 2003.

                                  MONY America Variable Account L
                                  (Registrant)

                                  By:                   *
                                      ------------------------------------------
                                      Michael I. Roth, Director, Chairman of the
                                      Board, and Chief Executive Officer of MONY
                                      Life Insurance Company of America


                                  MONY Life Insurance Company of America
                                  (Depositor)

                                  By:                   *
                                      ------------------------------------------
                                      Michael I. Roth, Director, Chairman
                                      of the Board, and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 27th, 2003.

Signature
---------
                *
---------------------------------
Michael I. Roth                          Director, Chairman of the Board and Chief Executive Officer
                                         (Principal Executive Officer)

                *
---------------------------------
Samuel J. Foti                           Director, President, and Chief Operating Officer

                *
---------------------------------
Kenneth M. Levine                        Director and Executive Vice President

                *
---------------------------------
Richard Daddario                         Director, Vice President and Controller

                *
---------------------------------
Michael Slipowitz                        Director, Vice President and Actuary

                *
---------------------------------
Margaret G. Gale                         Director and Vice President

                *
---------------------------------
Steven G. Orluck                         Director and Vice President

                *
---------------------------------
Evelyn L. Peos                           Director and Vice President

                *
---------------------------------
Richard E. Connors                       Director and Vice President

/s/ David S. Waldman                     Secretary
---------------------------------
David S. Waldman

*By: /s/ David S. Waldman
     ---------------------------------
     David S. Waldman, Attorney-in-Fact
     Pursuant to Power of Attorney

                                  EXHIBIT INDEX

4.b)  Form of Adjustable Term Insurance Rider

4.c)  Form of Enhanced Cash Value Rider

4.d)  Form of Guaranteed Death Benefit Rider

4.e)  Form of Maturity Extension Rider

5.a) Application Form for Flexible Premium Variable Universal Life Insurance Policy